ACPT

American Community Properties Trust

Embracing the New Reality

2008 Report To Shareholders

Table of Contents

Letter to Our Shareholders

To Our Valued Shareholders:

Since October 2008, American Community Properties Trust (the "Company") has embarked on an aggressive plan to revise and restructure its strategy and operations. In recognition of the difficult overall economic environment, our management and staff are focused on three breakthrough imperatives: (1) organizing the Company around its two primary lines of business, (2) generating free cash flow, and (3) positioning the Company to capitalize on the "Second Curve." We have carefully evaluated the Company's resources and financial performance with these imperatives in mind and have restructured our operations around our two primary lines of business: Operating Real Estate and Land Development. Our Annual Report on Form 10-K reflects these two lines of business as separate operating segments for the first time. In addition to reporting our operating results based on our two primary business segments, we have re-structured our operations to reduce costs significantly, operate more efficiently, and position ourselves to take advantage of future growth opportunities. Our overarching goals are to generate free cash flow, strengthen our balance sheet and unlock the value inherent in our operating real estate business.

Company Business Lines

Our Company has historically been structured geographically, into United States and Puerto Rico operations. Under the new, streamlined structure of the Company, we will focus on the Company's two primary operating lines of business: Operating Real Estate and Land Development. The Operating Real Estate segment is comprised of the Company's investments in rental properties and property management services; the Land Development segment is comprised of the Company's community development and homebuilding services. Internally, we are preparing these lines of business to be sufficiently capitalized to sustain their own operations. Management is assessing each line in terms of its operating performance, financial condition and cash flows, and has developed target measures for each of these aspects. We have identified potential assets for divestiture and are working diligently to secure buyers for these assets.

For our investors, we believe these changes will provide greater transparency to our operations, make it easier to evaluate the performance of our business and understand how we operate, provide increased ability to value each segment and ultimately unlock the value of each segment.

The new structure also fosters a business ownership model for our executives as they are directly accountable for their operations. Performance measures for these managers have been put into place using a long term incentive plan that is based on meeting or exceeding target metrics, including net operating income, free cash flow, and hurdle rates.

Free Cash Flow

The Company's Operating Real Estate segment is the bedrock of our operations and will continue to play a critical role in generating free cash flow through management fees and distributions to the Company. Through aggressive implementation of management restructuring, prudent rent increases, and a thorough evaluation of operating procedures, the Company increased net operating income 8% over the prior year. Going forward in 2009, the Company expects to further maximize these operations as the full impact of measures taken in the last quarter of 2008 are reflected in operations. Furthermore, in an effort to raise necessary capital for the Company, we are pursuing a strategic divestiture of the Puerto Rico Apartment Properties and five underperforming apartment properties in Baltimore, Maryland. The completion of the sale of these assets is expected to provide necessary capital to strengthen the Company's balance sheet.

Although the Company's Land Development segment increased lot sales to Lennar Corporation during 2008, the Company agreed to an amendment to its agreement modification with Lennar that reduces the minimum number of lots Lennar is required to purchase, from the previously agreed 200 lots per year to 100 lots per year for 2009 through 2011. The amendment also represents the end of Lennar's exclusivity in the Company's St. Charles, Maryland planned community. We have subsequently executed agreements with two other national homebuilders and one local homebuilder to begin purchasing lots in St. Charles in 2009. These builders have been strategically selected to stratify Fairway Village by bringing in different products and price points to satisfy the needs of a broader spectrum of homebuyers. We expect to feel the impact of these new agreements beginning in the third quarter of 2009.

During the fourth quarter of 2008, we began to flatten the Company's overall management structure and to limit our overhead spending. This included a painful reduction in force, accomplished in December, and cost saving initiatives related to controllable overhead expenses. These cuts cost the Company approximately $3 million to complete in 2008. However, with these reductions, the Company is forecasted to reduce general and administrative expenses by 45% for 2009 as compared to 2008.

The Company has debt facilities with lenders in both the United States and Puerto Rico that were due to mature in 2009. In the United States, the Company has reached an agreement to extend the date of maturity of its $14 million development line of credit until March 31, 2010. The Company has another $10 million development line of credit in its Puerto Rico subsidiary, which matures on August 31, 2009. The Company will seek to refinance the line into a construction loan. With the current turmoil in the U.S. and Puerto Rico credit markets, the successful strategic divestiture of assets and generation of free cash flow become even more imperative.

Second Curve

The final breakthrough imperative entails moving onto the "Second Curve", or the value added aspects of doing business. In today's market, business as usual is not acceptable. The Second Curve is intended to allow us to position ourselves for the opportunities that will emerge when the national, regional, and local economies in which we operate begin to improve. The companies that will emerge successfully are those that figure out better ways of doing business, even as they navigate the current challenges.

Accordingly, we have begun the implementation of a proactive customer service, sales and retention program in the Operating Real Estate segment developed in conjunction with Khoury Performance Management, one of the nation's leading sales training consultants. We have established a culture of "Owner Management" and interdependence between the various departments of the Company. We are also establishing employment policies that will make ACPT a five-star employer, fostering a greater sense of responsibility, not just to the Company but to the communities we develop and serve. In that regard, we implemented an employee incentive plan which stresses innovation and creativity as a key corporate value at every level of the organization. To date we have already implemented 24 innovations recommended by our team members. Finally, we are evaluating our planning and design process in the land development business to make our communities LEED (Leadership in Energy and Environmental Design) certified, so that we develop sustainable communities that are more environmentally sensitive and can take advantage of funding made available in the federal stimulus bill passed in February 2009.

Challenges in 2009

There is no doubt that this is a historically difficult economic environment for all businesses, and especially for the real estate industry. We recognize that we must constantly evaluate our Company's operations and structures to remain successful.

Significant challenges remain. Frozen credit markets have the potential to delay or derail commercial projects like the sale of 78 acres of land in Charles County, Maryland for use as a natural gas fired power plant, the development of future parcels of our communities like the Hilltop project in Parque Escorial in Puerto Rico, or make it more difficult for the Company to extend or refinance the Puerto Rico line of credit.

We have made the tough decisions to reduce staff and general overhead and flatten the management structure. We have also taken an impairment charge on our Puerto Rico land to bring it into line with a more realistic valuation as well as an impairment charge for the Baltimore apartments. With a clear strategy, an excellent and highly motivated management team, a streamlined operation and a laser-like focus on cash, the transformative result will be a company that is able to weather this tough economy, emerge stronger and drive long-term shareholder value.

We thank you for your continued support.

Sincerely,

Steve Griessel
Chief Executive Officer

Trustees

Executive Officers of American Community Properties Trust

J. Michael Wilson, Chairman
Stephen K. Griessel, Chief Executive Officer
Matthew M. Martin, Chief Financial Officer and Secretary
Eduardo Cruz Ocasio, Senior Vice President and Assistant Secretary

Vice Presidents

Harry Chalstrom
Mark MacFarland
Rafael Velez

Headquarters
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD 20602
Telephone: (301) 843-8600
Facsimile: (301) 870-8481

General Counsel
Hunton & Williams LLP
951 East Byrd Street
Richmond, VA 23219

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

Independent Auditors
Ernst and Young LLP
8484 Westpark Drive
McLean, VA 22102

Market Listing
NYSE Amex
(Symbol-APO)

Web addresses:
Acptrust.com
Stcharlesmd.com
Fairwayvillagemd.com

Market for the Company's Common Shares and Related Shareholder Matters

The principal market for the Company's common shares is the NYSE Amex exchange under the symbol "APO". As of the close of business on March 1, 2009, there were 129 shareholders of record of ACPT's common shares. On March 1, 2009, the closing price reported by the NYSE Amex Exchange for our common shares was $3.50 per share. The adjacent table sets forth, for the periods indicated, the high and low closing prices of the Company's common shares as reported in the consolidated reporting system of the NYSE Amex Composite, and the dividends declared per common share for such calendar quarterly.

2007 Quarter	High	Low	Dividend
Fourth	25.75	17.50	0
Third	27.59	19.22	0.10
Second	20.33	18.58	0.10
First	19.47	17.64	0.10
2008 Quarter			
Fourth	10.20	3.10	0.10
Third	14.25	10.20	0
Second	19.01	13.45	0
First	20.00	14.50	0

Minimum Annual Distributions
Under the terms of our Declaration of Trust, the Board of Trustees is required to make minimum annual distributions to the shareholders equal to at least 45% of the net taxable income allocated to the shareholders reduced by any Puerto Rico income tax paid by ACPT and any U.S. federal income taxes paid by ARPT with respect to undistributed capital gains.

Non-Required Dividend Distributions to Shareholders
Dividend distributions in addition to the required minimum distribution (as stated above) will be evaluated quarterly and made at the discretion of the Board of Trustees. In making such determinations, the Board of Trustees will take into account various factors, including ACPT's anticipated needs for cash for future expansion and development, current and anticipated expenses, obligations and contingencies, and other similar working capital requirements.

Investor Information
Additional information about ACPT as well as copies of the Company's Annual Report and Form 10K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations at the address below:
American Community Properties Trust
Attention: Investor Relations
222 Smallwood Village Center
St. Charles, MD 20602
301) 843-8600

Questions related to K-1 information should be addressed to:
ACPT
K-1 Support
P.O. Box 799060
Dallas, TX 75379
Telephone: (877) 677-7582
Facsimile: (972) 248-5395

Questions related to other tax issues should be addressed to:
American Community Properties Trust
Attention: Tax and Investor Relations
222 Smallwood Village Center
St. Charles, MD 20602
Telephone: (301) 843-8600
Facsimile: (301) 870-8481

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and operating data of the Company as of and for each of the five years ended December 31, 2008. The information in the following table should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

	Year Ended December 31,				
	2008	2007 (1)	2006 (2)	2005	2004
	(In thousands, except per share and operating data)				
Income Statement Data:					
Total operating revenues	**$ 82,914**	$ 85,376	$ 98,163	$ 62,313	$ 49,011
Total operating expenses	**75,558**	69,294	73,168	51,207	40,932
Operating income	**7,356**	16,082	24,995	11,106	8,079
(Loss) income before provision (benefit) for income taxes	**(10,503)**	(848)	7,485	6,855	4,331
Income tax provision (benefit)	**853**	(307)	2,894	(690)	1,500
Net (loss) income	**(11,356)**	(541)	4,591	7,545	2,831
Earnings (loss) per share					
Basic	**$ (2.18)**	$ (0.10)	$ 0.88	$ 1.45	$ 0.55
Diluted	**$ (2.18)**	$ (0.10)	$ 0.88	$ 1.45	$ 0.55
Balance Sheet Data:					
Total assets	**$ 355,193**	$ 360,724	$ 346,699	$ 217,085	$ 184,027
Recourse debt	**39,416**	25,589	29,351	32,818	27,192
Non-recourse debt	**276,120**	279,981	270,720	119,865	98,879
Other liabilities	**38,316**	42,708	30,774	29,912	29,065
Total liabilities	**353,852**	348,278	330,845	182,595	155,136
Shareholders' equity	**1,341**	12,446	15,854	34,490	28,891
Cash dividends declared and paid per common share	**$ 0.10**	$ 0.30	$ 0.83	$ 0.40	$ 0.35
Operating Data:					
Rental apartment units managed at end of period	**7,225**	7,225	7,693	7,491	7,406
Residential lots sold	**119**	78	135	94	70
Residential lots transferred to homebuilding	-	-	-	-	160
Residential lots transferred to joint venture	-	-	-	-	352
Joint venture lots delivered	-	48	61	25	-
Residential lots transferred to investment property division	-	-	-	252	-
Commercial and business park acres sold	**4**	12	15	11	3
Homes sold	**15**	29	78	32	55
Net operating income (3):					
U.S. Operating Real Estate segment	**21,326**	19,181	16,433	11,766	10,478
Puerto Rico Operating Real Estate segment (5)	**11,216**	10,873	10,561	-	-
Funds from Operations (4):					
U.S. Operating Real Estate segment	**6,757**	7,588	7,147	6,420	4,451
Puerto Rico Operating Real Estate segment (5)	**2,335**	1,940	1,199	-	-
U.S. Operating Real Estate Segment					
Net income	**$ 675**	$ 1,996	$ 2,538	$ 2,593	$ 1,239
Depreciation	**6,082**	5,592	4,609	3,827	3,212
FFO	**$ 6,757**	$ 7,588	$ 7,147	$ 6,420	$ 4,451
Puerto Rico Operating Real Estate Segment (5)					
Net loss	**$ (1,434)**	$ (254)	$ (2,416)	-	-
Depreciation and unconsolidated partnership adjustment	**3,769**	2,194	3,615	-	-
FFO	**$ 2,335**	$ 1,940	$ 1,199	-	-

(1) The financial statements as of and for the year ended December 31, 2007 reflect the adoption of Financial Accounting Standards Board Interpretation No. 48 "Account for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007 (Refer to Note 3 and 11 of our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K).

(2) The financial statements as of and for the year ended December 31, 2006 reflect the adoption of Emerging Issues Task Force 04-05, *"Determining Whether a General Partner as a Group Controls a Limited Partnership or Similar Entity When The Limited Partners Have Certain Rights"* ("EITF 04-05") on January 1, 2006 (Refer to Note 3 of our Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K).

(3) Net Operating Income ("NOI"), defined as real estate rental revenue less real estate operating expenses, is the primary performance measure we use to assess the results of our operations. When considered with the financial statements prepared in accordance with principles of accounting generally accepted in the United States ("GAAP"), it is helpful to investors in understanding our performance because it captures the performance of our real estate operations in a measure that is comparable with other entities that have different capitalization. We provide NOI as a supplement to operating income and net income calculated in accordance with GAAP. NOI does not represent operating income or net income calculated in accordance with GAAP. As such, it should not be considered an alternative to operating income or net income as an indication of our operating performance. See "Results of Operations" for the U.S. and Puerto Rican Real Estate Operating segments for a reconciliation of NOI to operating income.

(4) FFO is a non-GAAP financial measure that we believe, when considered with the financial statements prepared in accordance with GAAP, is helpful to investors in understanding our performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets such as machinery, computers or other personal property. We compute FFO in accordance with the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income (loss), computed in accordance with GAAP, excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

(5) Puerto Rico rental property operations were unconsolidated for the years ended December 31, 2004 and 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing in Item 8 of this Annual Report on Form 10-K.

GENERAL

ACPT is a self managed holding company that is primarily engaged in the business of investing in and managing multifamily rental properties as well as community development and homebuilding through its consolidated subsidiaries. In 2008, ACPT operated in two principal lines of business, Operating Real Estate and Land Development, and conducted its operations in both the United States and Puerto Rico.

U.S. Operating Real Estate

Our U.S. Operating Real Estate business is managed through American Rental Properties Trust ("ARPT") and American Rental Management Company ("ARMC"). ARPT holds the general and limited partnership interests in our single-purpose entities that own the U.S. Apartment Properties. ARPT's ownership in these entities ranges from 0.1% to 100%. Our U.S. Operations also include the management of apartment properties in which we have an ownership interest and one third-party owned apartment property. Effective March 1, 2009, ARMC will no longer manage the third-party owned apartment property.

Puerto Rican Operating Real Estate

Our Puerto Rican Operating Real Estate business is conducted through Interstate General Properties Limited Partnership S.E. ("IGP"). IGP owns interests in the Puerto Rico Apartment Properties and two commercial properties and provides property management services to the Puerto Rico Apartment Properties, apartment properties owned by third parties, our Puerto Rican commercial properties, and home-owner associations related to our Puerto Rican planned communities. IGP also provides management services for our Puerto Rican homebuilding and community development operations. The Puerto Rico Apartment Properties are organized into separate partnerships and receive HUD subsidies. IGP's ownership in these partnerships ranges from 1% to 52.5%. IGP's ownership in the commercial properties ranges from 28% to 100%.

U.S. Land Development

Our U.S. Land Development operations are managed through American Land Development, Inc. ("ALD"). ALD owns and develops our land holdings in St. Charles, Maryland, which consists of a 9,000 acre planned community consisting of residential, commercial, recreational and open space land. ALD also had a 50% interest in a land development joint venture formed to develop land for an active adult community in St. Charles, Maryland, until we sold our interest in the venture in November 2008. In October 2008, the Company entered into an agreement with Surrey Homes, LLC ("Surrey Homes") to contribute $2,000,000 over the next year in exchange for a 50% ownership interest in Surrey Homes.

Puerto Rican Land Development

Our Puerto Rican Land Development operations are conducted through Land Development Associates, S.E. ("LDA"). LDA holds our community development assets in Puerto Rico, which consists of two planned communities. The first planned community, Parque Escorial, is currently under development and consists of residential, commercial and recreational land similar to our U.S. land development operations but on a smaller scale. Our second planned community, Parque El Commandante, is currently in the planning stages. Our homebuilding operation builds condominiums for sale on land located in its planned communities. LDA retained a limited partner interest in two commercial buildings in Parque Escorial opened in 2001 and 2005, which were built on land contributed by LDA.

ACPT is taxed as a U.S. partnership and its income flows through to its shareholders. ACPT is subject to Puerto Rico taxes on IGP Group's taxable income, generating foreign tax credits that have been passed through to ACPT's shareholders. A federal tax regulation has been proposed that could eliminate the ability to pass through these foreign tax credits to ACPT's shareholders. Comments on the proposed regulation are currently being evaluated with the final regulation effective for tax years beginning after the final regulation is ultimately published in the Federal Register. ACPT's income consists of (i) certain passive income from IGP Group, a controlled foreign corporation, (ii) distributions from IGP Group and (iii) dividends from ACPT's U.S. subsidiaries. Other than Interstate Commercial Properties ("ICP"), which is taxed as a Puerto Rico corporation, the income from the remaining Puerto Rico operating entities passes through to IGP Group or ALD. Of this income, only the portion attributable to the profits on the residential land sold in Parque Escorial passes through to ALD. ALD, ARMC, and ARPT are taxed as U.S. corporations. The taxable income from the U.S. apartment properties flows through to ARPT.

EXECUTIVE SUMMARY OF 2008 RESULTS

Consolidated operating revenues are derived primarily from rental revenue, community development land sales and home sales.

For the year ended December 31, 2008, our consolidated rental revenues increased $1,521,000, or 2%, to $62,243,000 as compared to $60,722,000 for the year ended December 31, 2007. The increase was primarily attributable to overall rent increases at comparable properties in both the United States and Puerto Rico. ACPT's consolidated net operating income ("NOI"), defined as real estate rental revenue less real estate operating expenses, increased $2,486,000, or 8%, to $32,564,000 during the year ended December 31, 2008 as compared to $30,078,000 year ended December 31, 2007. This represents ACPT's annual rent increase of 3% and the impact of our costs saving initiatives in 2008.

Community development land sales for the year ended December 31, 2008 increased $240,000, or 1%, to $14,726,000 as compared to $14,486,000 for the year ended December 31, 2007. Land sales, currently sourced from the U.S. Land Development segment, result in large part from a sales agreement with Lennar Corporation ("Lennar") which purchased 119 lots during 2008 as compared to 78 during 2007. In November, 2008, the Company amended its agreement with Lennar modifying the minimum number of lots that Lennar is required to take down annually to 100 lots and increasing the minimum purchase price for such lots between November 2008 and December 31, 2011 from 22.5% to 25% of the selling price of the home constructed and sold to the homebuyer, subject to certain minimum pricing. In addition, on November 19, 2008, the Company sold its 50% interest in St. Charles Active Adult Community, LLC to Lennar recognizing $2,792,000 as revenue related to previously deferred items. Commercial land sales in 2008 comprised 3.7 commercial acres in St. Charles, Maryland for $1,900,000. The Company sold two previously developed lots within Henry Ford Circle, totaling approximately two acres for $363,000 and one parcel within the O'Donnell Lake Restaurant Park, our latest commercial development project located near the St. Charles Towne Center, for 1.7 acres for $1,625,000.

Home sales for year ended December 31, 2008 decreased $3,850,000, or 51%, to $3,730,000 as compared to $7,580,000 for the year ended December 31, 2007 Home sales, currently sourced from the Puerto Rican Land Development segment, are impacted by the local real estate market. The Puerto Rico real estate market has slowed substantially. The Company closed 15 units during 2008 (only three during the last six months) as compared to 29 units closed during 2007. As of December 31, 2008, six completed units remain within inventory. The Company intends to offer incentives to homebuyers along with the federal incentives offered to first time homebuyers in order to sell the remaining six units, three of which are penthouse units.

ACPT recognized an impairment charge of $7,456,000 in the fourth quarter of 2008 related to the land holdings in Puerto Rico and five Baltimore properties. In Puerto Rico, the Company determined that construction of a $350,000 product for the Hilltop project is no longer prudent and believes that construction finance could not be obtained at that level. The Company is now anticipating construction of a product similar to Torres. Due to increased cost of construction, decline in sales prices and the per unit land basis, the Company noted that the expected total costs of the project exceeded the expected sales proceeds. The Company has recorded an impairment of $6,200,000 in the fourth quarter of 2008 based on an assessment of expected discounted cash flows assuming that the Company will build and sell condominium units on the parcel similar to those built at Torres. The carrying value of the land holdings was $6,100,000 as of December 31, 2008. During the first quarter of 2009, the Company executed purchase agreements for the sale of three of the five U.S. Apartment Properties in Baltimore, Maryland for $29,200,000. The Company has received non-binding offers of $6,598,000 and is negotiating agreements for the remaining two properties. Based on those offers, the Company has recorded an impairment charge of $1,256,000 during the fourth quarter of 2008 to reduce the carrying value of the properties to their estimated fair market value less costs to sell as of December 31, 2008 of $35,400,000.

The Company pools its overhead costs, including accounting, human resources, office management, technology and executive office costs, and allocates those costs to its segments based on percentages of management's allocated time. During 2008, the Company incurred $4,691,000 of severance and salary expenses for employees who are no longer with the Company. Included in this amount was: $2,100,000 in severance payments to the Company's former Chief Operating Officer and Chief Financial Officer based on stipulations in their employment agreements; $805,000 in severance payments in the fourth quarter as we initiated an organizational restructuring to reduce overhead costs and reduce future cash outflows; and $360,000 in accrued consulting fees to former Company executives in 2008. In addition, the Company recorded an equity compensation expense in the fourth quarter of $562,000 to capture the impact of an agreement between a primary shareholder of the Company and the Company's Chief Executive Officer ("CEO") to provide the CEO with the economic benefit of 185,550 shares of their common stock as of October 1, 2008. The Company has also focused on non-labor cost-cutting efforts over the past year in advertising, office expenses, and travel costs and has budgeted to maintain or reduce costs throughout the Company in the year to come. General, administrative, selling and marketing costs company-wide increased $3,636,000, or 34%, to $14,483,000 as compared to $10,847,000 for the year ended December 31, 2007.

On a consolidated basis, the Company reported a net loss of $11,356,000 for the year ended December 31, 2008. The net loss included a provision for income taxes of $853,000, resulting in a consolidated effective tax rate of approximately (8.1%). The consolidated effective rate was impacted by the losses for which no benefit can be recognized, tax rate differences between jurisdictions, a valuation allowance on the net deferred tax asset, non-deductible equity compensation, and by accrued penalties. For further discussion of these items, see "Results of Operations-Provisions for Income Taxes."

NEW ACCOUNTING PRONOUNCEMENTS AND CHANGE IN BASIS OF PRESENTATION

In September 2006, the FASB issued SFAS 157, "*Fair Value Measurements*" and in February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS 157 defines fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 establishes a hierarchy that prioritizes the information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity's own data. SFAS 157 requires fair value measurements to be disclosed by level within the fair value hierarchy. The Company adopted SFAS 157 on January 1, 2008, and it did not have a material impact. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value election is designed to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company did not adopt any fair value election upon adoption.

The balance sheet carrying amounts of cash and cash equivalents, receivables and other current assets approximate fair value due to the short-term nature of these items and represent Level 1 assets under the fair value hierarchy in SFAS No. 157

We measure long term debt at fair value on a recurring basis. As of December 31, 2008, the book value of long-term fixed rate debt was $294,721,000, and the fair value of total debt was $343,076,000. As of December 31, 2007 the book value of long-term fixed rate debt was $296,735,000, and the fair value of total debt was $311,988,000. Fair value was determined by discounting future cash flows using borrowing rates currently available to the Company for debt with similar terms and maturities. This represents Level 3 liabilities under the fair value hierarchy in SFAS No. 157.

On December 4, 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 replaces the concept of minority interest with noncontrolling interests in subsidiaries. Noncontrolling interests will now be reported as a component of equity in the consolidated statement of financial position. Earnings attributable to noncontrolling interests will continue to be reported as a part of consolidated earnings; however, SFAS 160 requires that income attributable to both controlling and noncontrolling interests be presented separately on the face of the consolidated income statement. In addition, SFAS 160 provides that when losses attributable to noncontrolling interests exceed the noncontrolling interest's basis, losses continue to be attributed to the noncontrolling interest as opposed to being absorbed by the consolidating entity. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. This statement is effective for us on January 1, 2009. Early adoption is prohibited. As of January 1, 2009, the Company will reclassify $882,000 from Minority Interest (currently shown in liabilities) to a new line item, Noncontrolling Interests, to be included in shareholders' equity. In addition, $13,687,000 of Minority Interest, which is currently included in Retained Earnings as it represents distributions and losses in excess of basis, will also be reclassified to the Noncontrolling Interests line item.

On December 4, 2007, the FASB issued Statement No. 141R, "Business Combinations" ("SFAS 141R"). This statement changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and delays when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years ending after December 15, 2008 and will only impact the accounting for acquisitions we make after its adoption. We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted, but the effect is dependent upon the acquisitions that are made in the future.

CRITICAL ACCOUNTING POLICIES

The Securities and Exchange Commission defines critical accounting policies as those that are most important to the portrayal of our financial condition and results. The preparation of financial statements in conformity with GAAP in the United States requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. Below is a discussion of accounting policies which we consider critical in that they may require complex judgment in their application or require estimates about matters which are inherently uncertain.

Sales, Profit Recognition and Cost Capitalization

Community development land sales are recognized at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and ACPT has no significant continuing involvement. Under the provisions of SFAS 66, related to condominium sales, revenues and costs are recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Accordingly we recognize revenue and costs upon settlement with the homebuyer which doesn't occur until after we receive use and occupancy permits for the building.

The costs of developing the land are allocated to our land assets and charged to cost of sales as the related inventories are sold using the relative sales value method which rely on estimated costs and sales values. The costs of the land and construction of the condominiums are allocated to these assets and charged to cost of sales as the condominiums are sold. The cost of sales for these condominiums is determined by the percentage of completion method, which relies on total estimated costs and sales values. Residential and commercial land sales can be highly cyclical. Once development is undertaken, no assurances can be given that the Company will be able to sell the various developed lots or condominiums in a timely manner. Failure to sell such lots and homes in a timely manner could result in significantly increased carrying costs and erosion or elimination of profit with respect to any development. Even though our cost estimates are based on outside engineers' cost estimates, construction contracts and historical costs, our actual development and construction costs can exceed estimates for various reasons, including but not limited to unknown site conditions, rising prices and changes in government regulations. Any estimates of such costs may differ substantially from the actual results of such costs and reduce or eliminate the future profits with respect to any development.

The Company considers all debt and related interest expense available for capitalization to the extent of average qualifying assets for the period. Interest specific to the construction of qualifying assets, represented primarily by our recourse debt, is first considered for capitalization. To the extent qualifying assets exceed debt specifically identified, a weighted average rate including all other debt is applied. Any excess interest is reflected as interest expense.

Investment in Unconsolidated Real Estate Entities

The Company accounts for investments in unconsolidated real estate entities that are not considered variable interest entities under FIN 46(R) in accordance with SOP 78-9 *"Accounting for Investments in Real Estate Ventures"* and APB Opinion No. 18 *"The Equity Method of Accounting for Investments in Common Stock"*. For entities that are considered variable interest entities under FIN 46(R), the Company performs an assessment to determine the primary beneficiary of the entity as required by FIN 46(R). The Company accounts for variable interest entities in which the Company is not a primary beneficiary and does not bear a majority of the risk of expected loss in accordance with the equity method of accounting.

The Company considers many factors in determining whether or not an investment should be recorded under the equity method, such as economic and ownership interests, authority to make decisions, and contractual and substantive participating rights of the partners. Income and losses are recognized in accordance with the terms of the partnership agreements and any guarantee obligations or commitments for financial support. The Company's investments in unconsolidated real estate entities accounted for under the equity method of accounting consisted of general partnership interests in two limited partnerships which own certain U.S. Apartment Properties; a limited partnership interest in a limited partnership that owns a commercial property in Puerto Rico; a 50% ownership interest in a joint venture formed as a limited liability company which was sold on November 19, 2008; and effective October 28, 2008, a 50% ownership interest in Surrey Homes.

Impairment of Long-Lived Assets

ACPT carries its rental properties, homebuilding inventory, land and development costs at the lower of cost or fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For real estate assets such as our rental properties which the Company plans to hold and use, which includes property to be developed in the future, property currently under development and real estate projects that are completed or substantially complete, we evaluate whether the carrying amount of each of these assets will be recovered from their undiscounted future cash flows arising from their use and eventual disposition. If the carrying value were to be greater than the undiscounted future cash flows, we would recognize an impairment charge to the extent the carrying amount is not recoverable. Our estimates of the undiscounted operating cash flows expected to be generated by each asset are performed on an individual project basis and based on a number of assumptions that are subject to economic and market uncertainties, including, among others, demand for apartment units, competition, changes in market rental rates, and costs to operate and complete each project.

ACPT recognized an impairment charge of $7,456,000 in the fourth quarter of 2008 related to the land holdings in Puerto Rico and five Baltimore properties. Condominium pricing in Puerto Rico has declined similar to those in the United States. However, construction pricing has not declined in a similar manner as we are experiencing in the United States. The Company has considered the Hilltop project in Parque Escorial to be the premier parcel in the portfolio due to the views of the island that will be enjoyed by future residents. Accordingly, the Company had previously intended to build condominiums with expected selling prices ranging from $350,000 to $400,000. However, sales of condominiums in excess of $350,000 are not occurring in the areas immediately surrounding Parque Escorial. The Company believes that construction of a $350,000 product is no longer prudent and believes that construction financing could not be obtained at that level. The Company is now anticipating construction of a product similar to Torres. Due to increased cost of construction, decline in sales prices and the per unit land basis, the Company noted that the expected total costs of the project outweighed the expected sales proceeds. The Company has recorded an impairment of $6,200,000 in the fourth quarter of 2008 based on an assessment of discounted cash flows assuming that the Company will build and sell condominium units on the parcel similar to those build at Torres.

During the first quarter of 2009, the Company executed purchase agreements for the sale of three of the five U.S. Apartment Properties in Baltimore, Maryland for $29,200,000. The Company has received non-binding offers of $6,598,000 and is negotiating agreements for the remaining two properties. The primary factor driving the decision to sell was the strategic disposition of underperforming assets. Without any letters of intent or definitive agreements to purchase the properties as of December 31, 2008, the properties were considered "held for use" as of December 31, 2008. Since estimated net sales proceeds are now known, the Company has recorded an impairment charge of $1,256,000 to reduce the carrying value of the properties to their estimated fair market value less costs to sell as of December 31, 2008 of $35,400,000.

The Company evaluates, on an individual project basis, whether the carrying value of its substantially completed real estate projects, such as our homebuilding inventory that are to be sold, will be recovered based on the fair value less cost to sell. If the carrying value were to be greater than the fair value less costs to sell, we would recognize an impairment charge to the extent the carrying amount is not recoverable. Our estimates of the fair value less costs to sell are based on a number of assumptions that are subject to economic and market uncertainties, including, among others, comparable sales, demand for commercial and residential lots and competition. The Company performed similar reviews for land held for future development and sale considering such factors as the cash flows associated with future development expenditures.

Should this evaluation indicate an impairment had occurred, the Company will record an impairment charge equal to the excess of the historical cost over fair value less costs to sell.

Depreciation of Investments in Real Estate

The Company's operating real estate is stated at cost and includes all costs related to acquisitions, development and construction. We are required to make assessments of the useful lives of our real estate assets for purposes of determining the amount of depreciation expense to reflect on our income statement on an annual basis. Our assessments, all of which are judgmental determinations, of our investments in our real estate assets are as follows:

- Buildings and improvements are depreciated over five to forty years using the straight-line or double declining balance methods;
- Furniture, fixtures and equipment over five to seven years using the straight-line method;
- Leasehold improvements are capitalized and depreciated over the lesser of the life of the lease or their estimated useful life; and
- Maintenance and other repair costs are charged to operations as incurred.

Income Taxes

The Company's complex tax structure involves foreign source income and multiple entities that file separate returns. Due to the complex nature of tax regulations affecting our entities, our income tax expense and related balance sheet amounts involve significant management estimates and judgments.

The Company provides for income taxes using the asset and liability method based on the requirements of SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes," which includes an estimate of the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company periodically assesses future realization of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss ("NOL") and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. Periodically, not less than annually, the Company reviews the recoverability of tax assets recorded on the balance sheet and the necessity of providing valuation allowances, to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets are reduced if certain subsidiary cumulative operating losses exist, estimates of taxable income during the carryforward period do not exist or are significantly reduced or alternative tax strategies are not viable.

Effective December 31, 2006, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109. FIN 48 provides guidance for the recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, the Company recognized a cumulative-effect adjustment of $1,458,000, increasing the Company's liability for uncertain tax positions, interest, and penalties, and reducing the December 31, 2006 balance of retained earnings. See Note 11 to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K for more information on income taxes.

Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are frequently covered by insurance. If it has been determined that a loss is probable to occur, the estimated amount of the loss is expensed in the financial statements. While the resolution of these matters cannot be predicted with certainty, we rely on the advice of our outside counsel as to the potential and probable outcome of these proceedings when evaluating any financial statement impact.

RESULTS OF OPERATIONS

The following discussion is based on the consolidated financial statements of the Company. It compares the components of the results of operations of the Company by segment for the two years ended December 31, 2008 and 2007. Historically, the Company's financial results have been significantly affected by the cyclical nature of the real estate industry. Accordingly, the Company's historical financial statements may not be indicative of future results. This discussion should be read in conjunction with the accompanying consolidated financial statements and notes included in Item 8 of this Annual Report on Form 10-K.

OPERATING REAL ESTATE

For the year ended December 31, 2008, our Operating Real Estate line of business generated $32,542,000 of net operating income compared to $30,054,000 of net operating income generated by that line of business for the same period in 2007. Additional information and analysis of the U.S. Operating Real Estate and Puerto Rican Operating Real Estate operations can be found in the tables below.

U.S. Operating Real Estate Operations

	For the years ended December 31, 2008	December 31, 2007
Operating revenues	$ 39,515	$ 38,416
Operating expenses	18,189	19,235
Net operating income	21,326	19,181
Management and other fees, substantially all from related entities	157	194
General, administrative, selling and marketing	(1,441)	(2,252)
Impairment charges	(1,256)	-
Depreciation and amortization	(6,082)	(5,592)
Operating income	12,704	11,531
Other expenses	(10,405)	(9,998)
Income before benefit for income taxes	2,299	1,533
Provision (benefit) for income taxes	1,624	(463)
Net income	$ 675	$ 1,996
Depreciation	6,082	5,592
FFO	$ 6,757	$ 7,588

Net Operating Income

Net Operating Income ("NOI"), defined as real estate rental revenue less real estate operating expenses, is the primary performance measure we use to assess the results of our operations. We provide NOI as a supplement to net income calculated in accordance with GAAP. NOI does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. NOI is calculated as net income, less non-real estate ("other") revenue and the results of discontinued operations (including the gain on sale, if any), plus interest expense, depreciation and amortization and general and administrative expenses.

NOI increased $2,145,000, or 11%, to $21,326,000 during the year ended December 31, 2008 as compared to $19,181,000 for the year ended December 31, 2007. As described below, the increase in NOI is due to annual rent increases and a full year of rental revenues at Sheffield Greens Apartments in addition to an overall decrease in rental property operating expenses due to management's cost saving initiatives.

Rental Property Revenues and Operating Expenses

For the year ended December 31, 2008, rental property revenues increased $1,100,000, or 3%, to $39,515,000 compared to $38,416,000 for the same period in 2007. The increase in rental revenues was primarily the result of a full year of rental revenues for Sheffield Greens Apartments ("Sheffield Greens"), which accounted for approximately $654,000 of the increase as the property was completed in the middle of 2007. The increase was also attributable to an overall 2% increase in rents between periods with vacancies remaining consistent at 4% for both years.

Rental property operating expenses decreased $1,046,000, or 5%, for the year ended December 31, 2008 to $18,189,000 compared to $19,235,000 for the same period of 2007. The overall decrease in rental property operating expenses was primarily the result of management's cost saving initiatives with significant decreases in spending on advertising, repairs and maintenance, office expenses, snow removal, and rehabilitation of apartment properties. A portion of the decrease was due to the completion of the leasing efforts at Sheffield Greens. In 2007, the Company incurred $484,000 on advertising and rental concessions compared to $150,000 in 2008 in order to increase occupancy. In addition, the

Company saw a decline in real estate taxes and insurance costs. The cost savings were partially offset by a full year of operating expenses at Sheffield Greens of approximately $280,000.

Management and Other Fees

We earn monthly management fees from all of the apartment properties that we own as well as our management of apartment properties owned by third parties and affiliates of J. Michael Wilson. Management fees generated by each of the properties accounted for less than 1% of the Company's total revenue. This section includes only the fees earned from the non-consolidated properties as the fees earned from the consolidated properties are eliminated in consolidation. For the year ended December 31, 2008, the Company recognized $157,000 in management and other fees compared to $194,000 for the same period in 2007.

General, Administrative, Selling and Marketing Expenses

The primary component of the general, administrative, selling and marketing expenses is the corporate overhead allocation. General, administrative, selling and marketing expenses decreased $811,000, or 36%, to $1,441,000 during the year ended December 31, 2008, as compared to $2,252,000 for the same period in 2007. The decrease was due to a decrease in the corporate allocation percentage to 55% in 2008 from 63% in 2007. See "Results of Operations – Corporate."

Our unconsolidated and managed-only apartment properties reimburse the Company for certain corporate overhead costs that are attributable to the operations of those properties. In accordance with EITF Topic 01-14, "*Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred*," the cost and reimbursement of these costs are not included in general and administrative expenses, but rather they are reflected as separate line items on the consolidated income statement.

Impairment Charges

In 2008, ACPT recognized an impairment charge of $1,256,000 related to the re-valuation of the five Baltimore properties. During the first quarter of 2009, the Company executed purchase agreements for the sale of three of the five U.S. Apartment Properties in Baltimore, Maryland for $29,200,000. The Company has received non-binding offers of $6,598,000 and is negotiating agreements for the remaining two properties. Based on those offers, the Company has recorded an impairment charge during the fourth quarter of 2008 to reduce the carrying value of the properties to their estimated fair market value less costs to sell as of December 31, 2008 of $35,400,000. There were no impairment charges for the year ended December 31, 2007.

Interest Expense

For 2008 and 2007, interest expense primarily consisted of interest incurred on the non-recourse debt from our investment properties. Interest expense decreased $361,000, or 2%, to $13,078,000 for the year ended December 31, 2008, as compared to $13,439,000 for the same period in 2007. The decrease in interest expense resulted from routine amortization of our loans.

Minority Interest in Consolidated Entities

Minority interest in consolidated entities includes the total minority partners' share of the consolidated partnership's earnings and distributions to minority partners in excess of their basis in the consolidated partnership. Losses charged to the minority interest are limited to the minority partner's basis in the partnership. Because the minority interest holders in most of our partnerships have received distributions in excess of their basis, we anticipate volatility in minority interest expense. Although this allows us to recognize 100 percent of the income of the partnerships up to accumulated distributions and losses in excess of the minority partner's basis previously required to be recognized as our expense, we will be required to recognize as expense 100 percent of future distributions to minority partners and any subsequent losses. Beginning on January 1, 2009, we no longer are required to absorb distributions and losses in excess of basis.

Minority interest expense increased $106,000, or 45%, to $461,000 for the year ended December 31, 2008 compared to $335,000 for the same period in 2007. The increase is due to an increase in surplus cash distributions to limited partners between periods.

Funds from Operations

FFO is a non-GAAP financial measure that we believe, when considered with the financial statements prepared in accordance with GAAP, is helpful to investors in understanding our performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets such as machinery, computers or other personal property. FFO is defined as net income (loss), computed in accordance with GAAP, excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

FFO decreased $831,000, or 11%, to $6,757,000 for the year ended December 31, 2008 compared to $7,588,000 for the same period in 2007. The decrease was driven by the impact of the impairment charges and the increase in the provision for taxes due to the valuation allowance against the net deferred tax asset offset by a full twelve months of operations of Sheffield Greens apartments.

Puerto Rican Operating Real Estate Operations

	For the years ended	
	December 31, 2008	December 31, 2007
Operating revenues	$ 22,728	$ 22,306
Operating expenses	11,512	11,433
Net operating income	11,216	10,873
Management and other fees, substantially all from related entities	624	635
General, administrative, selling and marketing	(3,631)	(3,159)
Depreciation and amortization	(3,769)	(3,694)
Operating income	4,440	4,655
Other expenses	(5,837)	(4,536)
(Loss) income before benefit for income taxes	(1,397)	119
Provision for income taxes	37	373
Net loss	$ (1,434)	$ (254)
Depreciation and unconsolidated entity adjustment	3,769	2,194
FFO	$ 2,335	$ 1,940

Net Operating Income

NOI increased $343,000, or 3%, to $11,216,000 during the year ended December 31, 2008 as compared to $10,873,000 for the year ended December 31, 2007. NOI increased due to annual rent increases offset by increases in operating expenses due to the effect of inflation.

Rental Property Revenues and Operating Expenses

Rental property revenues increased $422,000, or 1%, to $22,728,000 for the year ended December 31, 2008 compared to $22,306,000 for the same period of 2007. The increase in our rental property revenues was primarily the result of an overall rent increase of 3% from HUD on our multifamily apartment properties partially offset by a 9% decrease in rental revenues from our commercial rental property, EOB, as a result of decreased occupancy.

Rental property operating expenses increased $80,000, or 1%, to $11,512,000 for the year ended December 31, 2008 compared to $11,432,000 for the same period of 2007. The increase was the result of the effect of inflation at our multifamily apartment properties operating expenses. The increase was offset in part by a $32,000 decrease in operating expenses for our commercial rental property, EOB as a result of the decreased occupancy.

General, Administrative, Selling and Marketing Expenses

The primary component of general, administrative, selling and marketing expenses is the corporate overhead allocation. General, administrative, selling and marketing expenses increased $472,000, or 15%, to $3,631,000 during the year ended December 31, 2008, as compared to $3,159,000 for the same period in 2007. The increase was primarily due to an increase in overall corporate overhead expenses and an increase in the corporate allocation percentage to 70% in 2008 from 64% in 2007. See "Results in Operations – Corporate."

The apartment properties reimburse IGP for certain costs, including accounting, human resources, office management and technology, incurred at IGP's office that are attributable to the operations of those properties. In accordance with EITF 01-14, the costs and reimbursement of these costs are not considered general, administrative, selling, and marketing expenses but rather, are reflected as separate line items on the consolidated income statement. Due to the fact that we moved our corporate office to our new office building, Escorial Office Building One, in 2007, rent expense and parking expenses are eliminated in consolidation.

Interest Expense

For the year ended December 31, 2008, interest expense decreased $508,000, or 7%, to $6,088,000 as compared to $6,596,000 for the same period in 2007. The decrease in interest expense resulted from routine amortization of our loans.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities decreased $1,500,000, or 100%, to $0 for the year ended December 31, 2008 compared to $1,500,000 for the same period in 2007. The decrease related to the payment in full of the note receivable from El Monte in 2007. The note was received as part of the sale of the El Monte facility, at which point the Company determined that the cost recovery method of accounting was appropriate for gain recognition. Accordingly, revenue was deferred until collection of the note receivable, which occurred in January 2007.

Funds from Operations

FFO increased $395,000, or 20%, to $2,335,000 for the year ended December 31, 2008 compared to $1,940,000 for the same period in 2007. The increase was driven primarily by the increase in NOI.

LAND DEVELOPMENT

For the year ended December 31, 2008, our Land Development line of business generated $2,082,000 of operating income compared to $2,248,000 of operating income generated by the line of business for the same period in 2007. This line of business includes both land and home sales for our U.S. and Puerto Rican operations. Additional information and analysis of the U.S and Puerto Rican Land Development operations can be found below.

U.S. Land Development Operations

For the years ended	December 31, 2008	December 31, 2007
Operating revenues		
Community development - land sales	$ 14,726	$ 14,486
Management and other fees, substantially all from related entities	-	142
Total revenues	14,726	14,628
Operating expenses		
Cost of land sales	9,572	11,169
General, administrative, selling and marketing	3,558	2,734
Depreciation and amortization	5	5
Total expenses	13,135	13,908
Operating income	1,591	720
Other expenses	(2,584)	(2,056)
Loss before benefit for income taxes	(993)	(1,336)
Benefit for income taxes	(406)	(654)
Net loss	$ (587)	$ (682)

Community Development Land Sales Revenue

Land sales revenue in any one period is affected by the mix of lot sizes and, to a greater extent, the mix between residential and commercial sales. Community development land sales revenue increased $240,000, or 1%, to $14,726,000 for the year ended December 31, 2008 compared to $14,486,000 for the year ended December 31, 2007. The increase is primarily the result of an increase in delivery of residential lots to Lennar, offset by a decrease in commercial land sales. The Company sold 3.7 commercial acres in 2008 compared to 12.0 commercial acres in 2007. While the Company received letters of intent for various commercial lots, financing by the potential buyers was not readily available due to the decline in the U.S. economy.

Residential Land Sales

For the year ended December 31, 2008, we delivered 61 single-family lots and 58 town home lots to Lennar, resulting in the recognition of revenues of $78,000 per single family lot and $68,000 per town home lot plus $2,600 per lot of water and sewer fees, road fees and other off-site fees. The total revenue recognized at initial settlement was $8,702,000 for the year ended December 31, 2008. For the year ended December 31, 2007, we delivered 34 single-family lots and 44 town home lots to Lennar, resulting in the recognition of revenues ranging from $121,000 to $78,000 per single family lot and $85,000 to $65,000 per town home lot plus water and sewer fees, road fees and other off-site fees. The total revenue recognized at initial settlement was $5,964,000 for the year ended December 31, 2007.

During the years ended December 31, 2008 and 2007, we also recognized $632,000 and $2,295,000, respectively, of additional revenue for lots that were previously sold to Lennar. This additional revenue was based on the final settlement price of the homes as provided by our agreement with Lennar. During 2008, new town homes in Fairway Village were priced between $300,000 and $370,000 while single-family homes in Fairway Village are priced between $340,000 and $440,000. The homes sold by Lennar to the homebuyer in 2008 resulted in a total average final lot price of $90,000 per single family lot and $73,000 per town home lot. For 2007, the homes sold by Lennar to the homebuyer resulted in a total average final lot price of $120,000 per single family lot and $94,000 per town home lot.

Commercial Land Sales

For the year ended December 31, 2008, we sold 3.7 commercial acres in St. Charles, Maryland for $1,900,000 compared to 12.0 commercial acres of land in St. Charles, Maryland for $5,333,000 for the year ended December 31, 2007. Sales in 2008 included two previously developed lots within Henry Ford Circle, totaling approximately 2 acres, for $363,000 and one 1.7 acre parcel within the O'Donnell Lake Restaurant Park, our latest commercial development project located near the St. Charles Towne Center, for $1,625,000. As of December 31, 2008, our inventory contained 78.79 commercial acres in St. Charles under contract for a total of $13,450,000. The final sale of the land for use as a natural gas fired power plant is ultimately contingent on the purchaser's ability to obtain financing. While commitments have been made for the cash equity portion of the project and state permits have been received, financing is currently dependent on the purchaser entering into favorable power sales contracts.

St. Charles Active Adult Community, LLC - Land Joint Venture

In September 2004, the Company entered into a joint venture agreement with Lennar for the development of St. Charles Active Adult Community, LLC, a 352-unit, active adult community located in St. Charles, Maryland. The Company managed the project's development for a market rate fee pursuant to a management agreement. In September 2004, the Company transferred land to the joint venture in exchange for a 50% ownership interest in the joint venture and $4,277,000 in cash. The Company's investment in the joint venture was recorded at 50% of the historical cost basis of the land with the other 50% recorded within our deferred charges and other assets. The proceeds received were reflected as deferred revenue. The deferred revenue and related deferred costs were recognized into income as the joint venture sold lots to Lennar. On November 19, 2008, the Company sold to Lennar the Company's 50% interest in the joint venture including its property management rights for $3,467,000 in cash. Historically management fees from the joint venture have not materially impacted the Company's financial position.

The joint venture did not sell any lots to Lennar's homebuilding division during 2008 compared to 48 lots delivered in 2007. However, the Company did recognize $2,792,000 in previously deferred revenues and costs in the fourth quarter of 2008 as a result of the sale of its interest to Lennar. For the year ended December 31, 2007, the Company recognized a net $1,063,000 in deferred revenue, management fees and off-site fees and $358,000 of deferred costs for the year ended December 31, 2007.

Gross Margin on Land Sales

The gross margin on land sales was 20%, excluding the proceeds from the sale of the Active Adult Community, for the year ended December 31, 2008 as compared to 23% for the year ended December 31, 2007. Our gross margins on land sales in the U.S. can fluctuate based on changes in the mix of residential and commercial land sales. The reduction in gross margin between 2008 and 2007 was primarily the result of a decrease in our estimate of relative sales values for our residential lots as a result of the downturn in the real estate market and the reduced pricing granted to Lennar during the fourth quarter of 2007 and 2008. In 2008, annual residential land sales at 29% margins made up the bulk of revenues compared to residential land sales in 2007 with margins of 36%. For the years ended December 31, 2007 and 2008, commercial land sales gross margins increased from 12% to 50%, respectively. The commercial margins for 2007 were impacted by increases in the costs of constructing the boardwalk on the restaurant park in St. Charles, Maryland, as the actual bid proposals received in 2007 were higher than the engineer's expected cost.

Customer Dependence

Revenues from Lennar include residential land sales as well as certain management fees. Total revenues from Lennar within our U.S. land development segment were $9,638,000 for the year ended December 31, 2008 which represents 24% of the U.S. land development segment's revenue and 11% of our consolidated revenue. No other customers accounted for more than 10% of our consolidated revenue for the year ended December 31, 2008. The loss of all or a substantial portion of our land sales to Lennar would have a significant adverse effect on our financial results until such lost sales could be replaced.

General, Administrative, Selling and Marketing

The primary component of general, administrative, selling and marketing expenses is the corporate overhead allocation. General, administrative, selling and marketing expenses increased $824,000, or 30%, to $3,558,000 during the year ended December 31, 2008 as compared to $2,734,000 for the same period of 2007. This increase was due to an increase in the Company's total overhead costs as well as an increase in the allocation percentage to 45% in 2008 from 37% in 2007. See "Results of Operations – Corporate."

Interest Expense

Interest expense decreased $38,000, or 1%, to $2,855,000 for the year ended December 31, 2008 as compared to $2,893,000 for the same period in 2007. This decrease was due to an increase in capitalized interest to $2,520,000 for the year ended December 31, 2008 from $1,271,000 of interest capitalized during 2007 as the amount of assets available for interest capitalization increased due to new projects in Charles County, including the construction of an office building within the O'Donnell Lake Restaurant Park and additional infrastructure investments on the County Road projects.

Puerto Rican Land Development Operations

	For the years ended December 31, 2008	December 31, 2007
Operating revenues		
Homebuilding – home sales	$ 3,730	$ 7,580
Operating expenses		
Cost of home sales	2,898	5,549
General, administrative, selling and marketing	341	503
Impairment charges	6,200	-
Total expenses	9,439	6,052
Operating income	(5,709)	1,528
Other income	698	1,085
(Loss) Income before benefit for income taxes	(5,011)	2,613
Provision for income taxes	-	-
Net (loss) income	$ (5,011)	$ 2,613

Community Development Land Sales

There were no community development land sales during the years ended December 31, 2008 and 2007.

Homebuilding

For the year ended December 31, 2008, homebuilding revenues decreased $3,850,000, or 51%, to $3,730,000 as compared to $7,580,000 for the year ended December 31, 2007. The decrease was primarily driven by a reduction in the number of units sold and a decrease in the average selling price per unit. Within the Torres project, 15 units were sold during 2008 at an average selling price of approximately $248,000, generating aggregate revenues of $3,850,000. For the year ended December 31, 2007, 29 units within the Torres project were sold at an average selling price of $261,000 per unit generating $7,580,000 in home sales revenue. The gross profit margin on units sold for the year ended December 31, 2008 was 22% as compared to 27% for the same period of 2007. The decrease in the gross profit percentage was attributable to the selling of lower priced units during 2008 as compared to 2007.

The Puerto Rico real estate market has slowed substantially from 2007 to 2008. For the year ended December 31, 2008, the Company had entered into 17 new contracts and had two canceled contracts. For the year ended December 31, 2007, the Company had 22 new contracts and eight canceled contracts. Because the Puerto Rico real estate market has slowed substantially from 2007 to 2008, the Company intends to offer incentives to homebuyers in addition to the incentives offered to first time homebuyers by the federal government in order to sell the remaining six units, three of which are penthouse units.

General, Administrative, Selling and Marketing Expenses

The primary component of the general, administrative, selling and marketing expenses is the corporate overhead allocation. General, administrative, selling and marketing expenses decreased $163,000, or 32%, to $341,000 during the year ended December 31, 2008, as compared to $504,000 for the same period in 2007. The decrease was due to a decrease in the corporate allocation percentage to 19% in 2008 from 28% in 2007 despite an increase in total corporate overhead costs. See "Results of Operations – Corporate."

Impairment Charges

In 2008, ACPT recognized an impairment charge of $6,200,000 related to the revaluation of the Hilltop project in Parque Escorial. Condominium pricing in Puerto Rico has declined similar to those in the United States. However, construction pricing has not declined in a similar manner as we are experiencing in the United States. The Company has considered the Hilltop project in Puerto Rico to be the premier parcel in the portfolio due to the views of the island that will be enjoyed by future residents. Accordingly, the Company had previously intended to build condominiums with expected selling prices ranging from $350,000 to $400,000. However, sales of condominiums in excess of $350,000 are not occurring in the areas immediately surrounding Parque Escorial. The Company believes that construction of a $350,000 product is no longer prudent and believes that construction financing could not be obtained at that level. The Company is now anticipating construction of a product similar to Torres. Due to increased cost of construction, decline in sales prices and the per unit land basis, the Company noted that the expected total costs of the project exceeded the expected sales proceeds. The Company has recorded an impairment of $6,200,000 in the fourth quarter of 2009 based on an assessment of discounted cash flows assuming that the Company will build and sell condominium units on the parcel similar to those build at Torres. The estimated value as of December 31, 2008 was $6,100,000. There were no impairment charges for the year ended December 31, 2007.

Interest Expense

For the year ended December 31, 2008, interest expense decreased $63,000, or 26%, to $182,000 as compared to $245,000 for the same period in 2007. The decrease in interest expense is attributable to the increase in capitalized interest from $180,000 in 2007 to $256,000 in 2008.

CORPORATE - Results of Operations:

The Company pools its overhead costs, including accounting, human resources, office management and technology as well as corporate and other executive office costs, by geographical location as it is more effective for allocating to the Company's lines of business. All corporate costs, except those costs required to operate as a public company, are allocated quarterly based on a percentage of management's estimated usage of time. The allocation percentages fluctuate based on the resources and oversight required to operate that segment.

Total general, administrative, selling and marketing costs increased $3,636,000, or 34%, to $14,483,000 for the year ended December 31, 2008 as compared to $10,847,000 for the same period in 2007. In the U.S., the increase was $3,369,000, or 4%, to $11,450,000 in 2008 from $8,081,000 in 2007; whereas, in Puerto Rico the increase was $262,000, or 9%, to $3,033,000 in 2008 from $2,771,000 in 2007.

The 42% increase in the U.S. overhead is primarily attributable to fees associated with severance packages related to the departure of the Company's former Chief Financial Officer and the retirement of the Company's former President and Chief Operating Officer totaling approximately $2,100,000. Severance packages of approximately $350,000 were also provided to the employees included in the Company's workforce reduction in early November 2008 in the U.S. In addition, the Company recorded an equity compensation expense in the fourth quarter of $562,000 to capture the impact of an agreement between a primary shareholder of the Company and the Company's Chief Executive Officer ("CEO") to provide the CEO with the economic benefit of 185,550 shares of their common stock as of October 1, 2008. These increases were partially offset by a reduction in the accrual for stock appreciation rights due to a decrease in share price as well as a decrease in the number of shares outstanding. In 2008, 55% of the U.S. overhead was allocated to the Operating Real Estate segment while 45% was allocated to the Land Development segment. In 2007, these allocations were 63% to the Operating Real Estate segment and 37% to the Land Development segment. This shift is primarily related to the method by which the Company allocates overhead.

The 9% increase in the Puerto Rican overhead is primarily attributable to an increase in salaries and benefits related to the severance packages provided to the employees involved in the Company's workforce reduction in December 2008 of approximately $450,000. Offsetting this increase were noted decreases in property and municipal taxes paid in 2008 compared to 2007 and a reduction in legal expenses due to a refund received in 2008 from an insurance company for legal services paid by the Company during 2007.

INCOME TAXES

Provision for (Benefit from) Income Taxes

United States

The effective tax rates for the years ended December 31, 2008 and 2007 were (29%) and 41%, respectively. The statutory tax rate is 40%, which includes a 35% federal rate and a 5% state rate which is net of the federal deduction. The difference between the statutory tax rate and the effective tax rate for 2008 is primarily due to certain non-deductible expenses and a valuation allowance against the net deferred tax asset, and accrued penalties. The effective tax rate for 2007 differs from the statutory tax rate as a result of the impact of a statutory tax rate change effective for 2008 on the Company's net deferred tax assets. This was partially offset by penalties accrued on uncertain tax positions as well as certain nondeductible expenses creating permanent differences.

Puerto Rico

The effective tax rates for 2008 and 2007 were 6% and 43%, respectively. The statutory tax rate is 29%. The difference between the statutory tax rate and the effective tax rate for 2008 is primarily due to a basis adjustment on loan which was partially offset by losses for which no benefit can be recognized, foreign tax credits, and a valuation allowance against the net deferred tax asset. The effective tax rate for 2007 is primarily due to the double taxation on the earnings of our wholly owned corporate subsidiary, ICP. As a result of a non-recurring gain recorded in the first quarter of 2007 related to its investment in El Monte, ICP's current taxes payable and ACPT's related deferred tax liability on the ICP undistributed earnings experienced a considerable increase.

Valuation of Deferred Tax Assets

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. The deferred tax assets and liabilities are recognized based on the future tax consequences attributable to the temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. The Company measures the deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. SFAS 109, requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not, defined by SFAS 109 as a likelihood of more than 50 percent, such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Company's financial statements or tax returns and future profitability. Accounting for deferred tax consequences represents management's best estimate of future events. Should factors change impacting the Company's forecast of future taxable income in determining the realizability of the Company's net deferred tax assets, the Company may be required to recognize additional valuation allowance in future periods. Changes in the Company's current estimates, due to unanticipated events or otherwise, could have a material impact on the Company's financial condition and results of operations.

In assessing the need for a valuation allowance, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is "more likely than not" the deferred tax assets will not be realized, the Company would be required to establish a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. SFAS 109 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. This assessment, which is completed on a subsidiary and taxing jurisdiction basis, takes into account a number of types of evidence, including the following:

- For certain subsidiaries, losses were experienced in 2008, 2007, and 2006. As indicated above, in making the assessment of the realizability of deferred tax assets the Company assessed reversing temporary differences, available tax planning strategies and estimates of future taxable income. The recent financial operating losses of certain subsidiaries was heavily weighted and, accordingly, as of December 31, 2008 there was little or no weight to subjectively determine projections of future taxable income exclusive of reversing temporary differences for certain subsidiaries in a cumulative loss situation. Tax planning strategies have not been a necessary consideration historically and, in certain cases, have not been employed in the current analysis. The Company does not record a deferred tax valuation allowance relating to the net unrealized losses on limited partnership investments because it is more likely than not that these losses would reverse or be used in future periods through tax planning strategies that could be implemented by the subsidiary.
- For other certain subsidiaries which were not in a cumulative loss situation, but for which benefits were recorded for NOL and tax credit carryforwards, the Company assessed the reversing of temporary differences. Not all of these subsidiaries could reasonably predict future taxable income in the near term nor were tax planning strategies an option.

As a result of changes in judgment on the realizability of future tax benefits, a valuation allowance was established. The Company establishes a valuation allowance for deferred tax assets, net of reversed deferred tax liabilities, for situations where recent financial operating losses or a cumulative loss existed and Company could not determine that the benefits of the resulting tax credit carryforwards could more likely than not be realized. At December 31, 2008 and 2007, the Company's net deferred tax assets were $32,799,000 and $34,075,000, respectively, and the valuation allowance was $3,403,000 and $0, respectively. A return to profitability by certain subsidiaries in future periods may result in a reversal of the valuation allowance relating to certain recorded deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

As of December 31, 2008, the Company had cash and cash equivalents of $24,035,000 and $20,599,000 in restricted cash. Included in the Company's cash and cash equivalents is $11,778,000 of cash located within multifamily apartment entities, and over which the Company does not have direct control. ACPT receives surplus cash distributions as well as management fees from these entities. As of December 31, 2008, the Company had corporate available funds of $12,257,000. The following table sets forth the changes in the Company's cash flows ($ in thousands):

	Years Ended December 31	
	2008	2007
Operating Activities	**$ (7,319)**	$ (5,466)
Investing Activities	**(4,773)**	(7,350)
Financing Activities	**11,215**	10,269
Net Decrease in Cash	**$ (877)**	$ (2,547)

Operating Activities

For the year ended December 31, 2008, operating activities used $7,319,000 of cash flows compared to $5,466,000 of cash flows used in operating activities for the year ended December 31, 2007. The $1,853,000 increase in cash flows used in operating activities primarily resulted from the Company paying approximately $2,800,000 of severance payments related to the retirement of the Chief Operating Officer, departure of the Chief Financial Officer and a reduction in workforce. In addition, the Company received a non-recurring $2,000,000 fee from a right of way agreement in 2007. These increased uses of cash were offset in part by a reduction of $2,960,000 in additions to our community development assets. From period to period, cash flow from operating activities is also impacted by changes in our net income, as discussed more fully under "Results of Operations," as well as other changes in our receivables and payables.

Investing Activities

For the year ended December 31, 2008, net cash used in investing activities was $4,773,000 compared to $7,350,000 for the same period of 2007. Cash provided by or used in investing activities generally relates to increases in our investment portfolio through acquisition, development or construction of rental properties and land held for future use, net of returns on our investments. The $2,577,000 decrease in the cash used in investing activities between periods was primarily the result of the impact of the sale of our interest in the St. Charles Active Adult Community joint venture, which was partially offset by the investment of $3,103,000 in the O'Donnell Lake Restaurant Park, our latest commercial development project located near the St. Charles Towne Center as compared to $598,000 needed to complete the construction in 2007 of Sheffield Greens.

Financing Activities

For the year ended December 31, 2008, net cash provided by financing activities was $11,215,000 as compared to $10,269,000 for the year ended December 31, 2007. This increase in cash provided by financing activities was primarily the result of the net differences in the timing of and increases in mortgage amounts for properties refinanced, differences in county bond proceeds, dividends to shareholders and debt curtailment from sales between the years ended December 31, 2008 and 2007. The fluctuations in cash proceeds and repayments of debt between 2008 and 2007 relate to mortgage refinancings completed during 2007 which were not replicated in 2008. The Company paid dividends to shareholders for the first three quarters of 2007 compared to only paying the required dividend in the fourth quarter of 2008 resulting in a net cash increase of $1,032,000. (Under the terms of the Declaration of Trust of ACPT, the Company must make minimum annual distributions to the shareholders equal to at least 45% of the net taxable income allocated to the shareholders.) Partially offsetting these increases was a decrease in cash proceeds from debt financing of $12,562,000 and $5,158,000 from the Charles County bond escrows as the County Bond projects were completed in 2008.

Liquidity Requirements

Our short-term and long-term liquidity requirements consist primarily of obligations under capital and operating leases, normal recurring operating expenses, regular debt service requirements, investments in community development and certain non-recurring expenditures. The Company has historically met its short-term and long-term liquidity requirements from cash flow generated from residential and commercial land sales, home sales, property management fees, rental property revenue, and financings. However, with the current economic environment, there are no assurances that future sales will occur or that the Company will have adequate access to credit.

Pursuant to agreements with the County Commissioners, the Company is committed to completing $13,710,000 of infrastructure projects, all of which are eligible to be funded by County bond proceeds, either through existing bond receivables or future issuances. The Company expects to incur $3,443,000 of this development over the next 12 months. Further, as the Company nears completion of several significant Charles County Roads Projects, $2,759,000 of retention and open payables as of December 31, 2008 will be required to be funded, of which $915,000 is eligible for bond funding. These project costs and the difference between the cost of County projects and any bond proceeds available to fund related expenditures will be funded out of the Company's available cash flows.

On April 14, 2006, the Company closed a three-year $14,000,000 revolving line of credit loan ("the Revolver") secured by a first lien deed of trust on property located in St. Charles, Maryland. The maximum amount of the loan at any one time is $14,000,000, bears interest at Prime Rate plus 0.75% (4.00% at December 31, 2008) and was set to mature on April 14, 2009 but has been extended to March 31, 2010. The facility includes various sub-limits on a revolving basis for amounts to finance apartment project acquisitions and land development in St. Charles. The terms require certain financial covenants to be calculated annually as of December 31, including a tangible net worth to senior debt ratio for ALD and a test for ACPT. The Company had $6,572,000 outstanding on this facility as of December 31, 2008 which is scheduled to be repaid quarterly as follows: first quarter payment of $2,200,000 on March 31, 2009; second quarter payment of $1,300,000 on June 30, 2009; third quarter payment of $300,000 on September 30, 2009; fourth quarter payment of $2,200,000 on December 31, 2009; and the remaining balance of approximately $571,000 in the first quarter of 2010. Although the Company has extended this line of credit, the Company continues to work with other banks to replace this facility entirely. There is no assurance that the Company will be able to renegotiate favorable terms or find an alternative facility before the facility matures. The Company has certain financial covenants related to this revolving line of credit. As of December 31, the Company failed to meet the Minimum Net Worth restriction at the ACPT level as tangible net worth was $1,341,000. The Company has received a waiver of this covenant requirement through March 31, 2010. The failure to meet this covenant did not impact any other debt agreements.

On July 22, 2008, the Company signed a construction contract for $5,960,000 of site development related to the infrastructure of Hilltop phase I site development for the future construction of 220 condominium units in Parque Escorial. This work is currently in process and as of December 31, 2008, Puerto Rico planning and development activities had a remaining commitment of $3,231,000, all of which is expected to be incurred over the next twelve months. Our $10,000,000 credit facility, which matures on August 31, 2009, will be used to fund these expenditures and had an outstanding balance of $4,327,000 as of December 31, 2008. The Company anticipates that the balance outstanding on this facility will be approximately $8,300,000 as of August 31, 2009. While the Company will seek to refinance the line into a construction loan for the development of residential condominiums or extend the term of the facility, the current state of the credit market may prevent these plans from occurring. IGP provided a guarantee on this credit facility; however, the lender's recourse under this guarantee is limited to the collateral, except in the case of fraud, intentional misrepresentation, or misappropriation of income associated with the collateral. In the event of a default, the lender's sole recourse is to foreclose on the property. An event of default on this facility will not affect any other debt facility held by the Company. The collateral to support the line of credit consists of 427 acres of land, which has a cost basis of $11,500,000 at December 31, 2008. There is no income generated from this property as it is in the planning stages for the development of the Company's second planned community in Puerto Rico.

Also in Puerto Rico, the Company has a mortgage balance maturing on April 30, 2009. As of December 31, 2008, the balance due was $6,816,000. The Company is in the process of refinancing this mortgage. However, should the Company be unable to negotiate or refinance with acceptable terms, the sole collateral for this mortgage is the Monserrate Associates apartment property, which has a cost basis of $3,785,000 at December 31, 2008. This property generated approximately $2,700,000 of revenue and $400,000 of pre-tax income in 2008.

In addition to the activity noted above, we may seek additional development loans and permanent mortgages for continued development and expansion of other parts of St. Charles and Parque Escorial, potential opportunities in Florida and other potential rental property opportunities.

There has been a current reduction in the demand for residential real estate in the St. Charles and Parque Escorial markets. Should this reduced demand result in a significant decline in the prices of real estate in the St. Charles and Parque Escorial markets or defaults on our sales contracts, it could adversely impact our cash flows. With the third amendment of the agreement with Lennar reducing Lennar's contractual obligation to take 100 lots per year, the market may not be sufficient to absorb this sales pace. While the Company has negotiated agreements with other national and local homebuilders, there is no guarantee that lot sales from these agreements will be absorbed by the market. Management has also noted a current reduction in the demand for commercial properties. Sustained reductions in demand for our commercial property would adversely impact our cash flows.

As a result of our existing commitments and the downturn in the residential real estate market, management expects to use its resources conservatively in 2009. Anticipated cash flow from operations, existing loans, refinanced or extended loans, asset sales, and new financing are expected to meet our financial commitments for the next 12 months. However, there are no assurances that these funds will be generated.

The Company will evaluate and determine on a continuing basis, depending upon market conditions and the outcome of events described under the section titled "Special Note Regarding Forward-Looking Statements," the most efficient use of the Company's capital, including acquisitions and dispositions, purchasing, refinancing, exchanging or retiring certain of the Company's outstanding debt obligations, distributions to shareholders and its existing contractual obligations.

Recourse Debt - U.S. Land Development Operations

Pursuant to an agreement reached between ACPT and the County in 2002, the Company agreed to accelerate the construction of two major roadway links to the road system. As part of the agreement, the County agreed to issue general obligation public improvement Bonds ("the Bonds") to finance $20,000,000 of this construction guaranteed by letters of credit provided by Lennar as part of a residential lot sales contract for 1,950 lots in Fairway Village. The Bonds were issued in three installments with the final $6,000,000 installment issued in March 2006. The Bonds bear interest rates ranging from 4% to 8%, for a blended lifetime rate for total Bonds issued to date of 5.1%, and call for semi-annual interest payments and annual principal payments and mature in fifteen years. Under the terms of bond repayment agreements between the Company and the County, the Company is obligated to pay interest and principal on the full amount of the Bonds. Therefore, the Company recorded the full amount of the debt and a receivable from the County representing the undisbursed Bond proceeds to be advanced to the Company as major infrastructure development within the project occurs. As of December 31, 2008, all of the bond proceeds have been used to fund the specified development. As part of the agreement, the Company will pay the County a monthly payment equal to one-sixth of the semi-annual interest payments and one-twelfth of the annual principal payment due on the Bonds. The County also requires ACPT to fund an escrow account from lot sales that will be used to repay this obligation.

In August 2005, the Company signed a MOU with the County Commissioners regarding a land donation that is now the site of a minor league baseball stadium and will house a planned entertainment complex. Under the terms of the MOU, the Company donated 42 acres of land in St. Charles to the County on December 31, 2005. The Company also agreed to expedite off-site utilities, storm-water management and road construction improvements that will serve the entertainment complex and future portions of St. Charles so that the improvements will be completed concurrently with the entertainment complex. The County will be responsible for infrastructure improvements on the site of the complex. In return, the County agreed to issue additional general obligation bonds to finance the infrastructure improvements. In March 2006, $4,000,000 of bonds were issued for this project, with an additional $3,000,000 issued in both March 2007 and March 2008. These bonds bear interest rates ranging from 4.9% to 5.75%, for a blended rate of 5.2%, call for semi-annual interest payments and annual principal payments, and mature in 15 years. The terms of the bond repayment agreement are similar to those noted above. As of December 31, 2008, $2,052,000 of these bond proceeds are recorded as a receivable and available to fund the related infrastructure. In addition, the County agreed to issue an additional 100 school allocations a year to St. Charles commencing with the issuance of bonds.

In December 2006, the Company reached an agreement with the County whereby the Company receives interest payments on any undistributed bond proceeds held in escrow by the County. The agreement covers the period from July 1, 2005, through the last draw made by the Company. For the years ended December 31, 2008 and 2007, the Company recognized $78,000 and $540,000 of interest income on these escrowed funds, respectively.

On April 14, 2006, the Company closed a three-year $14,000,000 revolving line of credit loan ("the Revolver") secured by a first lien deed of trust on property located in St. Charles, Maryland. The maximum amount of the loan at any one time is $14,000,000, bears interest at Prime plus 0.75% (4.00% at December 31, 2008, and was set to mature on April 14, 2009 but has been extended to March 31, 2010. The Company had $6,572,000 outstanding on this facility as of December 31, 2008 which is scheduled to be repaid quarterly as follows: first quarter payment of $2,200,000 on March 31, 2009; second quarter payment of $1,300,000 on June 30, 2009; third quarter payment of $300,000 on September 30, 2009; fourth quarter payment of $2,200,000 on December 31, 2009; and the remaining balance of approximately $571,000 in the first quarter of 2010. As of December 31, 2008, the Company's tangible net worth was $1,341,000, and the Company was not in compliance with the minimum net worth test. The Company received a waiver of this covenant for the period through March 31, 2010.

On April 2, 2008, the Company secured a two-year, $3,600,000 construction loan for the construction of a commercial restaurant/office building within the O'Donnell Lake Restaurant Park. The facility is secured by the land along with any improvements constructed and bears interest at the Prime Rate (3.25% at December 31, 2008). At the end of the two-year construction period, the Company may convert the loan to a 5-year permanent loan, amortized over a 30-year period at a fixed interest rate to be determined. As of December 31, 2008, $3,102,000 was outstanding under this facility leaving $498,000 available to fund completion of the building. As of December 31, 2008, the building was substantially complete.

Recourse Debt - Puerto Rican Land Development Operations

Substantially all of the Company's 490 acres of community development land assets in Parque El Comandante within the Puerto Rico segment are encumbered by a $10,000,000 recourse revolving line of credit facility. The homebuilding and land assets in Parque Escorial are not encumbered by this facility and remain unencumbered as of December 31, 2008. The line of credit bears interest at a fluctuating rate equivalent to the LIBOR Rate plus 225 basis points (4.1% at December 31, 2008) and matures on August 31, 2009. The facility is currently being used to fund the development of infrastructure in Parque Escorial, specifically the development of our Hilltop project, as well as Parque El Comandante. The outstanding balance of this facility on December 31, 2008 was $4,327,000. As of August 31, 2009, the Company anticipates that the balance outstanding on this facility will be approximately $8,300,000. While the Company will seek to finance the line into a construction loan for the development of residential condominiums or extend the term of the facility, the current state of the credit market may prevent these plans from occurring. IGP provided a guarantee on this credit facility; however, the lender's recourse under this guarantee is limited to the collateral, except in the case of fraud, intentional misrepresentation, or misappropriation of income associated with the collateral. In the event of default, the lender's sole recourse is to foreclose on the property.

Non-Recourse Debt - U.S. Operating Real Estate Operations

As more fully described in Note 5 to our Consolidated Financial Statements included in this Annual Report on Form 10-K, the non-recourse apartment properties' debt is collateralized by apartment projects. As of December 31, 2008, approximately 38% of this debt is secured by the Federal Housing Administration ("FHA"). Material changes during 2007 to the Non-Recourse debt consists of newly acquired debt and the refinancing of existing debt. There were no significant changes to our non-recourse debt obligations for our U.S. Operating Real Estate Operations during the year ended December 31, 2008.

Non-Recourse Debt - Puerto Rican Operating Real Estate Operations

As more fully described in Note 5 to our Consolidated Financial Statements included in this Form 10-K, the non-recourse debt is collateralized by the respective multifamily apartment project or commercial building. As of December 31, 2008, approximately 1% of this debt is secured by the FHA.

On May 12, 2008, IGP agreed to provide a fixed charge and debt service guarantee related to the Escorial Office Building I, Inc. ("EOB") mortgage. The fixed charge and debt service guarantee requires IGP to contribute capital in cash in such amounts required to cause EOB to comply with the related financial covenants. The guarantee will remain in full force until EOB has complied with the financial covenants for four consecutive quarters. The Company does not expect the funding of this guarantee to have a material impact on its liquidity and cash flows.

Also in Puerto Rico, the Company has a mortgage balance maturing on April 30, 2009. As of December 31, 2008, the balance due was $6,816,000. The Company is in the process of refinancing this mortgage. However, should the Company be unable to negotiate or refinance with acceptable terms, the sole collateral for this mortgage is the Monserrate Associates apartment property, which has a cost basis of $3,785,000 at December 31, 2008. This property generated approximately $2,700,000 of revenue and $400,000 of pre-tax income in 2008.

There were no other significant changes to our non-recourse debt obligations for our Puerto Rican Operating Real Estate Operations during the year ended December 31, 2008.

Purchase Obligations and Other Contractual Obligations

In addition to our contractual obligations described above, we have other purchase obligations consisting primarily of contractual commitments for normal operating expenses at our apartment properties, recurring corporate expenditures including employment, consulting and compensation agreements and audit fees, non-recurring corporate expenditures such as improvements at our investment properties, the construction of the new apartment projects in St. Charles, Maryland, costs associated with our land development contracts for the County's road projects and the development of our land in U.S. and Puerto Rico. Our U.S. and Puerto Rico land development and construction contracts are subject to increases in cost of materials and labor and other project overruns. Our overall capital requirements will depend upon acquisition opportunities, the level of improvements on existing properties and the cost of future phases of residential and commercial land development. In 2009, the Company plans to continue its development activity within the master planned communities in St. Charles and Puerto Rico and may commit to future contractual obligations at that time.

As of December 31, 2008, as required by the provisions of FIN 48, the Company has $16,657,000 recorded as FIN 48 accrued income tax liabilities and $4,216,000 as accrued interest on unpaid income tax liabilities related to uncertain tax positions. We are unable to reasonably estimate the ultimate amount or timing of settlement of these liabilities.

In October 2008, the Company entered into an agreement with Surrey Homes to contribute $2,000,000 over the next year in exchange for a 50% ownership interest in Surrey Homes. The Company is committed to contributing $1,500,000 during the first three quarters of 2009.

DEBT GUARANTEES AND OTHER OBLIGATIONS

ACPT and its subsidiaries typically provide guarantees for other ACPT subsidiaries' loan or letters of credit. In many cases more than one subsidiary guarantees the same debt. All of these companies are consolidated and the debt or other financial commitment is included in ACPT's consolidated financial statements. These guarantees should not impair our ability to conduct our business through our subsidiaries or to pursue our development plans.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has been moderate in recent years. In general, we attempt to minimize any inflationary effect by increasing our market rents, land prices and home prices. However, in recent history, the increases in the HUD subsidies for the Puerto Rico multifamily rental properties have not offset the increases in the operating costs of the related properties resulting in a negative impact on our cash flow.

INTERCOMPANY DIVIDEND RESTRICTIONS

A significant portion of our debt and regulatory agreements require us to abide by covenants which, among other things, limit the ability of our subsidiaries to pay dividends or distributions. The regulatory agreements governing the apartment properties limit the dividend to annual or semi-annual distributions of no more than surplus cash. In addition, within the Puerto Rico segment the distributions of two multifamily rental property partnerships are limited; one is limited to a specified annual cumulative rate of 6% and another is limited to a maximum distribution amount of $146,000. These restrictions are not expected to impair our ability to conduct our business through our subsidiaries or to pursue our development plans. Further, these partnerships have made distributions or have accumulated losses in excess of the investment, resulting in equity deficits. Accordingly, no equity is restricted related to these subsidiaries as of December 31, 2008.

As discussed above, during 2006 the Company closed on a $14,000,000 revolving credit facility. This facility requires that ALD have a Senior Debt to Equity Ratio, as defined by the agreement, of not more than three to one and restricts ALD from making dividend payments to ACPT. As of December 31, 2008, the Company had $6,572,000 outstanding on this facility and was in compliance with this financial covenant.

ACPT DIVIDEND RESTRICTIONS

In addition to the ALD Senior Debt to Equity covenant, the Revolver requires ACPT to maintain a Minimum Net Worth of $5,547,000. As of December 31, the Company failed to meet the Minimum Net Worth restriction at the ACPT level. The Company has received a waiver of this covenant requirement through March 31, 2010.

INSURANCE AND RISK OF UNINSURED LOSS

We carry various lines of insurance coverage for all of our investment properties, including property insurance and believe that we are adequately covered against normal risks. These policies, and other insurance policies we carry, have policy specifications, insured limits and deductibles that we consider commercially reasonable.

We renewed our insurance coverage on May 1, 2008 for our Puerto Rico operations and October 1, 2008 for our U.S. operations for one-year policy terms. Although the insurance coverage provided for in the renewal policies did not materially change from the preceding year, our overall premium costs decreased by 14% as compared to the prior policy year.

Mold growth may occur when excessive moisture accumulates in buildings or on building materials, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Although the occurrence of mold at multifamily and other structures, and the need to remediate such mold, is not a new phenomenon, there has been increased awareness in recent years that certain molds may in some instances lead to adverse health effects, including allergic or other reactions. To help limit mold growth, we educate residents about the importance of adequate ventilation and request or require that they notify us when they see mold or excessive moisture. We have established procedures for promptly addressing and remediating mold or excessive moisture from apartment homes when we become aware of its presence regardless of whether we or the resident believe a health risk is present. However, we cannot assure that mold or excessive moisture will be detected and remediated in a timely manner. If a significant mold problem arises at one of our properties, we could be required to undertake a costly remediation program to contain or remove the mold from the affected community and could be exposed to other liabilities. We cannot assure that we will have coverage under our existing policies for property damage or liability to third parties arising as a result of exposure to mold or a claim of exposure to mold at one of our apartment properties.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements within the meaning of SEC Regulation S-K Item 303(a)(4).

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
American Community Properties Trust

We have audited the accompanying consolidated balance sheets of American Community Properties Trust (a Maryland real estate investment trust) (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Community Properties Trust at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

McLean, Virginia
March 30, 2009

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Years Ended December 31, 2008	2007
Revenues		
Rental property revenues	$ 62,243	$ 60,722
Community development-land sales	14,726	14,486
Homebuilding-home sales	3,730	7,580
Management and other fees, substantially all from related entities	754	941
Reimbursement of expenses related to managed entities	1,461	1,647
Total revenues	82,914	85,376
Expenses		
Rental property operating expenses	29,679	30,644
Cost of land sales	9,572	11,169
Cost of home sales	2,898	5,549
General, administrative, selling and marketing	14,483	10,847
Depreciation and amortization	10,009	9,438
Impairment charges	7,456	-
Expenses reimbursed from managed entities	1,461	1,647
Total expenses	75,558	69,294
Operating Income	**7,356**	**16,082**
Other income (expense)		
Interest and other income	623	1,392
Equity in earnings from unconsolidated entities	657	2,192
Interest expense	(17,405)	(18,726)
Minority interest in consolidated entities	(1,734)	(1,788)
Loss before provision (benefit) for income taxes	**(10,503)**	**(848)**
Provision (benefit) for income taxes	853	(307)
Net loss	**$ (11,356)**	**$ (541)**
Loss per share –Basic and Diluted	**$ (2.18)**	**$ (0.10)**
Weighted average shares outstanding:		
Basic and Diluted	**5,217**	**5,207**
Cash dividends per share	**$ 0.10**	**$ 0.30**

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	As of December 31, 2008	As of December 31, 2007
ASSETS		
ASSETS:		
Investments in real estate:		
Operating real estate, net of accumulated depreciation of $159,202 and $150,292, respectively	$ 156,728	$ 164,352
Land and development costs	96,266	84,911
Condominiums under construction	1,745	4,460
Rental projects under construction or development	4,564	853
Investments in real estate, net	259,303	254,576
Cash and cash equivalents:		
Cash and cash equivalents – Direct Control	12,257	13,935
Cash and cash equivalents – Multifamily Apartment Entities	11,778	10,977
Cash and cash equivalents	24,035	24,912
Restricted cash and escrow deposits	20,599	20,223
Investments in unconsolidated real estate entities	5,121	6,528
Receivable from bond proceeds	2,052	5,404
Accounts receivable, net	1,445	2,676
Deferred tax assets	32,799	34,075
Property and equipment, net of accumulated depreciation	920	1,045
Deferred charges and other assets, net of amortization of $3,611 and $2,764, respectively	8,919	11,285
Total Assets	$ 355,193	$ 360,724
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Non-recourse debt	$ 276,120	$ 279,981
Recourse debt	39,416	25,589
Accounts payable and accrued liabilities	23,361	24,874
Deferred income	200	3,214
Accrued current income tax liability	14,755	14,620
Total Liabilities	353,852	348,278
SHAREHOLDERS' EQUITY		
Common shares, $.01 par value, 10,000,000 shares authorized, 5,229,954 shares issued and outstanding as of December 31, 2008 and December 31, 2007	52	52
Treasury stock, 67,709 shares at cost	(376)	(376)
Additional paid-in capital	18,144	17,377
Retained (deficit) earnings	(16,479)	(4,607)
Total Shareholders' Equity	1,341	12,446
Total Liabilities and Shareholders' Equity	$ 355,193	$ 360,724

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Shares Number	Common Shares Par Value	Treasury Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Total
Balance December 31, 2006	5,229,954	$ 52	$ (376)	$ 17,238	$ (1,060)	$15,854
Net loss	-	-	-	-	(541)	(541)
Dividends Paid	-	-	-	-	(1,548)	(1,548)
Cumulative effect of change in accounting for FIN 48	-	-	-	-	(1,458)	(1,458)
Vesting of restricted trustee shares	-	-	-	139	-	139
Balance December 31, 2007	5,229,954	52	(376)	17,377	(4,607)	12,446
Net loss	-	-	-	-	(11,356)	(11,356)
Dividends paid	-	-	-	-	(516)	(516)
Equity Compensation	-	-	-	767	-	767
Balance December 31, 2008	**5,229,954**	**$ 52**	**$ (376)**	**$ 18,144**	**$ (16,479)**	**$ 1,341**

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31, 2008	2007
Cash Flows from Operating Activities		
Net loss	**$ (11,356)**	$ (541)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**10,009**	9,438
Distribution to minority interests in excess of basis	**1,587**	1,988
Benefit for deferred income taxes	**1,276**	(6,044)
Equity in earnings-unconsolidated entities	**(657)**	(2,191)
Distribution of earnings from unconsolidated entities	**737**	692
Cost of land sales	**9,572**	11,169
Cost of home sales	**2,898**	5,549
Impairment charges	**7,456**	-
Stock based compensation expense	**500**	12
Amortization of deferred loan costs	**863**	920
Changes in notes and accounts receivable	**1,231**	1,644
Additions to community development assets	**(27,127)**	(30,087)
Right of way easement	**-**	2,000
Homebuilding-construction expenditures	**(183)**	(744)
Deferred income-joint venture	**(3,014)**	(377)
Changes in accounts payable, accrued liabilities	**(1,111)**	1,106
Net cash used in operating activities	**(7,319)**	(5,466)
Cash Flows from Investing Activities		
Investment in rental property construction	**(3,711)**	(598)
Change in investments - unconsolidated entities	**1,327**	1,562
Cash from newly consolidated properties	**-**	-
Change in restricted cash	**(376)**	(546)
Additions to rental operating properties, net	**(3,337)**	(7,542)
Other assets	**1,324**	(226)
Net cash used in investing activities	**(4,773)**	(7,350)
Cash Flows from Financing Activities		
Cash proceeds from debt financing	**12,395**	24,957
Payment of debt	**(3,896)**	(21,129)
County Bonds proceeds, net of undisbursed funds	**4,819**	9,977
Payments of distributions to minority interests	**(1,587)**	(1,988)
Dividends paid to shareholders	**(516)**	(1,548)
Net cash provided by financing activities	**11,215**	10,269
Net Decrease in Cash and Cash Equivalents	**(877)**	(2,547)
Cash and Cash Equivalents, Beginning of Year	**24,912**	27,459
Cash and Cash Equivalents, End of Year	**$ 24,035**	$ 24,912

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORGANIZATION

American Community Properties Trust ("ACPT") is a self-managed holding company that is primarily engaged in the business of investing in and managing multifamily rental properties as well as community development and homebuilding. ACPT's operations are primarily concentrated in the Washington, D.C. metropolitan area and Puerto Rico and are carried out through its U.S. subsidiaries, American Rental Properties Trust ("ARPT"), American Rental Management Company ("ARMC "), American Land Development, Inc. ("ALD") and their subsidiaries and its Puerto Rican subsidiary, IGP Group Corp. ("IGP Group").

ACPT is taxed as a U.S. partnership and its income flows through to its shareholders. ACPT is subject to Puerto Rico income taxes on IGP Group's taxable income, generating foreign tax credits that have been passed through to ACPT's shareholders. A federal tax regulation has been proposed that could eliminate ACPT's ability to pass through these foreign tax credits to its shareholders. Comments on the proposed regulation are currently being evaluated, and the final regulation will be effective for tax years beginning after the final regulation is ultimately published in the Federal Register. ACPT's income consists of (i) certain passive income from IGP Group, (ii) additional distributions from IGP Group including Puerto Rico taxes paid on behalf of ACPT and (iii) dividends from ACPT's U.S. subsidiaries. Other than Interstate Commercial Properties ("ICP"), which is a subsidiary of IGP Group and is taxed as a Puerto Rico corporation, the income from the remaining Puerto Rico operating entities passes through to IGP Group or ALD. Of this income, only the portion is attributable to the profits, losses or gains on the residential land sold in our Parque Escorial property passes through to ALD. ALD, ARMC, and ARPT are taxed as U.S. corporations.

United States Subsidiaries

ARPT

ARPT holds partnership interests in entities that own 21 multifamily rental properties in Maryland and Virginia (the "U.S. Apartment Properties") indirectly through American Housing Properties L.P. ("AHP"), a Delaware limited partnership in which ARPT has a 99% limited partner interest and American Housing Management Company, a wholly owned subsidiary of ARPT, has a 1% general partner interest.

ARMC

ARMC performs property management services in the United States for the U.S. Apartment Properties and for one other third-party owned apartment community. Effective March 1, 2009, ARMC ceased managing the third-party owned apartment community.

ALD

ALD owns interests in and operates community developments, including the following:

1. a 100% ownership interest in St. Charles Community LLC ("SCC LLC"), which holds approximately 3,790 acres of land in St. Charles, Maryland;
2. the Class B interest in Interstate General Properties Limited Partnership S.E., a Maryland limited partnership ("IGP"), that represents IGP's rights to income, gains and losses associated with the balance of the residential land in our Parque Escorial property in Puerto Rico held by Land Development Associates, S.E. ("LDA"), a wholly owned subsidiary of IGP;
3. through November 19, 2008, a 50% interest, through SCC LLC, in a land development joint venture, St. Charles Active Adult Community, LLC ("AAC"). ACPT sold its interest in AAC to Lennar Corporation ("Lennar") in the fourth quarter 2008; and
4. effective on October 28, 2008, a 50% interest in Surrey Homes, LLC ("Surrey Homes"), which is a homebuilding company that was created to meet the needs of developing communities in central Florida with a lot option, low overhead model.

Puerto Rican Subsidiaries

IGP Group

IGP Group owns and operates the assets of ACPT's Puerto Rico division indirectly through a 99% limited partner interest and a 1% general partner interest in IGP (excluding the Class B interest in IGP transferred to ALD). IGP's assets and operations include:

1. a 100% ownership interest in LDA, a Puerto Rico special partnership which holds 120 acres of land in the planned community of Parque Escorial in Carolina, Puerto Rico ("Parque Escorial") and 490 acres of land in Canovanas, Puerto Rico;
2. general partner interests in nine partnerships, which collectively own and operate a total of 12 multifamily rental facilities in Puerto Rico (the "Puerto Rico Apartment Properties"), and a limited partner interest in two of these partnerships;
3. a 100% ownership interest in Escorial Office Building I, Inc. ("EOBI"), and, through LDA and IGP, a 100% ownership interest in a Puerto Rico corporation that operates a three-story, 56,000 square foot office building in Carolina Puerto Rico;
4. a 100% ownership interest in ICP, an entity that holds the partnership interest in El Monte Properties S.E. ("EMP");
5. a limited partner interest in ELI, S.E. ("ELI"), an entity that holds a 45.26% share in the future cash flow generated from a 30-year lease of an office building to the State Insurance Fund of the Government of Puerto Rico; and
6. an indirect 100% ownership interest, through LDA and IGP, in Torres del Escorial, Inc. ("Torres"), a Puerto Rico corporation organized to build 160 condominium units.

LIQUIDITY RESOURCES AND DEBT MATURITIES

The Company is in discussions with lenders to refinance or extend certain debt that is scheduled to mature in the near term. The Company's loans contain various financial, cross collateral, cross default, technical and restrictive provisions. The Company has two lines of credit and one non-recourse mortgage that mature in 2009. In the United States, a $14,000,000 revolving line of credit loan that was set to mature on April 14, 2009 has been extended to March 31, 2010 with quarterly scheduled payments as follows: first quarter payment of $2,200,000 on March 31, 2009; second quarter payment of $1,300,000 on June 30, 2009; third quarter payment of $300,000 on September 30, 2009; fourth quarter payment of $2,200,000 on December 31, 2008; and the remaining balance of approximately $571,000 in the first quarter of 2010. Although the Company has extended this line of credit, the Company continues to work with other lenders to replace this facility entirely. The Company has certain financial covenants related to this revolving line of credit. As of December 31, 2008, the Company failed to meet the Minimum Net Worth covenant at the ACPT level as tangible net worth was $1,341,000. The Company has received a waiver of this covenant requirement through March 31, 2010. The failure to meet this covenant did not impact any other debt agreements.

In Puerto Rico, a $10,000,000 credit facility, with an outstanding balance of $4,327,000 as of December 31, 2008, matures on August 31, 2009. The Company anticipates that the balance outstanding on this facility will be approximately $8,300,000 as of August 31, 2009. While the Company will seek to refinance the line into a construction loan for the development of residential condominiums or extend the term of the facility, the current state of the credit market may prevent these plans from occurring. IGP, another subsidiary of the Company, provided a guarantee on this credit facility; however, the lender's recourse under this guarantee is limited to the collateral, except in the case of fraud, intentional misrepresentation, or misappropriation of income associated with the collateral. In the event of a default, the lender's sole recourse is to foreclose on the property. An event of default on this facility will not affect any other debt facility held by the Company. The collateral to support the line of credit consists of 427 acres of land, which has a cost basis of $11,500,000 at December 31, 2008. There is no income generated from this property as it is in the planning stages for the development of the Company's second planned community in Puerto Rico.

Also in Puerto Rico, the Company has a mortgage balance maturing on April 30, 2009. As of December 31, 2008, the balance due was $6,816,000. The Company is in the process of refinancing this mortgage. However, should the Company be unable to negotiate or refinance with acceptable terms, the sole collateral for this mortgage is the Monserrate Associates apartment property, which has a cost basis of $3,785,000 at December 31, 2008. This property generated approximately $2,700,000 of revenue and $400,000 of pre-tax income in 2008.

As a result of the Company's existing commitments and the downturn in the residential real estate market, the Company expects to use its resources conservatively in 2009. Anticipated cash flow from operations, existing loans, refinanced or extended loans, asset sales, and new financing are expected to meet financial commitments for the next twelve months. However, there are no assurances that these funds will be generated. Even without refinancing or extending existing loans, the Company has sufficient liquidity to satisfy its obligations as they come due, with the exception of the Puerto Rico debt discussed above.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of American Community Properties Trust and its majority owned subsidiaries and partnerships, after eliminating all intercompany transactions. All of the entities included in the consolidated financial statements are hereinafter referred to collectively as the "Company" or "ACPT."

The Company consolidates entities that are not variable interest entities as defined by Financial Accounting Standard Board ("FASB") Interpretation No. 46 (revised December 2003) ("FIN 46 (R)") in which it owns, directly or indirectly, a majority voting interest in the entity. In addition, the Company consolidates entities, regardless of ownership percentage, in which the Company serves as the general partner and the limited partners do not have substantive kick-out rights or substantive participation rights in accordance with Emerging Issues Task Force Issue 04-05, "*Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*," ("EITF 04-05"). The assets of consolidated real estate partnerships not 100% owned by the Company are generally not available to pay creditors of the Company.

The consolidated group includes ACPT and its four major subsidiaries, ARPT, ARMC, ALD, and IGP Group. In addition, the consolidated group includes the following other entities:

Alturas del Senorial Associates Limited Partnership
American Housing Management Company
American Housing Properties L.P.
Bannister Associates Limited Partnership
Bayamon Garden Associates Limited Partnership
Carolina Associates Limited Partnership S.E.
Coachman's Apartments, LLC
Colinas de San Juan Associates Limited Partnership
Crossland Associates Limited Partnership
Escorial Office Building I, Inc.
Essex Apartments Associates Limited Partnership
Fox Chase Apartments, LLC
Gleneagles Apartments, LLC
Headen House Associates Limited Partnership
Huntington Associates Limited Partnership
Interstate Commercial Properties, Inc.
Interstate General Properties Limited Partnership, S.E.
Jardines de Caparra Associates Limited Partnership
Lancaster Apartments Limited Partnership
Land Development Associates S.E.
LDA Group, LLC
Milford Station I, LLC
Milford Station II, LLC
Monserrate Associates Limited Partnership
New Forest Apartments, LLC
Nottingham South, LLC
Owings Chase, LLC
Palmer Apartments Associates Limited Partnership
Prescott Square, LLC
St. Charles Community, LLC
San Anton Associates S.E.
Sheffield Greens Apartments, LLC
Torres del Escorial, Inc.
Turabo Limited Dividend Partnership
Valle del Sol Associates Limited Partnership
Village Lake Apartments, LLC
Wakefield Terrace Associates Limited Partnership
Wakefield Third Age Associates Limited Partnership

The Company's investments in entities that it does not control are recorded using the equity method of accounting. Refer to Note 4 for further discussion regarding Investments in Unconsolidated Real Estate Entities.

Summary of Significant Accounting Policies

Sales, Profit Recognition and Cost Capitalization

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 66, *"Accounting for Sales of Real Estate,"* community development land sales are recognized at closing only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and ACPT has no significant continuing involvement. Under the provisions of SFAS 66, related to condominium sales, revenues and costs are to be recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales proceeds are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Accordingly we recognize revenues and costs upon settlement with the homebuyer which doesn't occur until after we receive use and occupancy permits for the building.

The costs of developing the land are allocated to our land assets and charged to cost of sales as the related inventories are sold using the relative sales value method which rely on estimated costs and sales values. In accordance with SFAS No. 67 *"Accounting for Costs and Initial Rental Operations of Real Estate Projects"*, the costs of acquiring and developing land are allocated to these assets and charged to cost of sales as the related inventories are sold. Within our homebuilding operations, the costs of acquiring the land and construction of the condominiums are allocated to these assets and charged to cost of sales as the condominiums are sold. The cost of sales is determined by the percentage of completion method. The Company considers interest expense on all debt available for capitalization to the extent of average qualifying assets for the period. Interest specific to the construction of qualifying assets, represented primarily by our recourse debt, is first considered for capitalization. To the extent qualifying assets exceed debt specifically identified, a weighted average rate including all other debt is applied. Any excess interest is reflected as interest expense.

Revenue Recognition for Rental Properties

Rental income related to leases is recognized on an accrual basis when due from residents and applicable government agencies in accordance with SEC Staff Accounting Bulletin No. 104, *"Revenue Recognition"* and SFAS No. 13, *"Accounting for Leases."* In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year. Leases entered into between a resident and a partnership for the rental of an apartment unit are generally year-to-year, renewable upon consent of both parties on an annual basis or monthly basis for shorter term leases.

Allowance for Doubtful Accounts

We record a provision for losses on accounts receivable equal to the estimated uncollectible amounts. This estimate is based on our historical experience and a review of the current status of the Company's receivables. The allowance for uncollectible receivables was $1,502,000 and $1,424,000 at December 31, 2008 and 2007, respectively.

Management Fees

The Company recognizes revenue from property management, development and other services in the period in which services are rendered and fees earned.

Impairment of Long-Lived Assets

ACPT carries its rental properties, homebuilding inventory, land and development costs at the lower of cost or fair value in accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*." For real estate assets such as our rental properties which the Company plans to hold and use, which includes property to be developed in the future, property currently under development and real estate projects that are completed or substantially complete, we evaluate whether the carrying amount of each of these assets will be recovered from their undiscounted future cash flows arising from their use and eventual disposition. If the carrying value were to be greater than the undiscounted future cash flows, we would recognize an impairment charge to the extent the carrying amount is not recoverable. Our estimates of the undiscounted operating cash flows expected to be generated by each asset are performed on an individual project basis and based on a number of assumptions that are subject to economic and market uncertainties, including, among others, demand for apartment units, competition, changes in market rental rates, and costs to operate and complete each project.

In 2008, ACPT recognized an impairment charge of $7,456,000 related to the revaluation of the five Baltimore properties and the Hilltop project in Puerto Rico. During the first quarter of 2009, the Company executed purchase agreements for the sale of three of the five U.S. Apartment Properties in Baltimore, Maryland for $29,200,000. The Company has received non-binding offers of $6,598,000 and is negotiating agreements for the remaining two properties. The primary factor driving the decision to sell was the strategic disposition of underperforming assets. Based on those offers, the Company has recorded an impairment charge of $1,256,000 during the fourth quarter of 2008 to reduce the carrying value of the properties to their estimated fair market value less costs to sell as of December 31, 2008 of $35,400,000. The assets, liabilities, and results of operations for these properties and the corresponding impairment charge are included in U.S. Real Estate Operating segment. These properties represent $35,292,000 of the Company's Operating Real Estate balance and $30,129,000 of the Company's non-recourse debt balance as of December 31, 2008.

Condominium pricing in Puerto Rico has declined similar to those in the United States. However, construction pricing has not declined in a similar manner as we are experiencing in the United States. The Company has considered the Hilltop project in Puerto Rico to be the premier parcel in the portfolio due to the views of the island that will be enjoyed by future residents. Accordingly, the Company had previously intended to build condominiums with expected selling prices ranging from $350,000 to $400,000. However, sales of condominiums in excess of $350,000 are not occurring in the areas immediately surrounding Parque Escorial. The Company believes that construction of a $350,000 product is no longer prudent and believes that construction financing could not be obtained at that level. The Company is now anticipating construction of a product similar to Torres. Due to increased costs of construction and a decline in sales prices, the Company noted that the expected total costs of the project exceeded the expected sales proceeds. The Company has recorded an impairment of $6,200,000 in the fourth quarter of 2008 based on an assessment of discounted cash flows assuming that the

Company will build and sell condominium units on the parcel similar to those built at Torres. The estimated value as of December 31, 2008 was $6,100,000. There were no impairment charges for the year ended December 31, 2007.

The Company evaluates, on an individual project basis, whether the carrying value of its substantially completed real estate projects, such as our homebuilding inventory that are to be sold, will be recovered based on the fair value less cost to sell. If the carrying value were to be greater than the fair value less costs to sell, we would recognize an impairment charge to the extent the carrying amount is not recoverable. Our estimates of the fair value less costs to sell are based on a number of assumptions that are subject to economic and market uncertainties, including, among others, comparable sales, demand for commercial and residential lots and competition. The Company performed similar reviews for land held for future development and sale considering such factors as the cash flows associated with future development expenditures. Should this evaluation indicate that an impairment has occurred, the Company will record an impairment charge equal to the excess of the historical cost over fair value less costs to sell. There have been no impairment charges for the years ended December 31, 2008 and 2007 related to its completed real estate projects.

Cost Reimbursements

The apartment properties reimburse the Company for certain costs incurred at the central office that are attributable to the operations of those properties. In accordance with EITF 01-14, "*Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred*" the cost and reimbursement of these costs are not included in general, administrative, selling and marketing expenses, but rather they are reflected as separate line items on the consolidated income statement.

Depreciable Assets and Depreciation

The Company's operating real estate is stated at cost and includes all costs related to acquisitions, development and construction. The Company makes assessments of the useful lives of our real estate assets for purposes of determining the amount of depreciation expense to reflect on our income statement on an annual basis. The assessments, all of which are judgmental determinations, are as follows:

- Buildings and improvements are depreciated over five to forty years using the straight-line or double declining balance methods,
- Furniture, fixtures and equipment are depreciated over five to seven years using the straight-line method,
- Leasehold improvements are capitalized and depreciated over the lesser of the life of the lease or their estimated useful life, and
- Maintenance and other repair costs are charged to operations as incurred.

Operating Real Estate

The table below presents the major classes of depreciable assets as of December 31, 2008 and 2007 (in thousands):

	December 31,	
	2008	2007
Building	**$ 266,071**	$ 265,115
Building improvements	**10,599**	10,414
Equipment	**13,749**	13,603
	290,419	289,132
Less: Accumulated depreciation	**159,202**	150,292
	131,217	138,840
Land	**25,511**	25,512
Operating properties, net	**$ 156,728**	$ 164,352

Other Property and Equipment

In addition, the Company owned other property and equipment of $920,000 and $1,045,000, net of accumulated depreciation of $2,553,000 and $2,294,000, respectively, as of December 31, 2008 and December 31, 2007, respectively.

Depreciation

Total depreciation expense was $10,009,000 and $9,438,000 for the years ended December 31, 2008 and 2007, respectively.

Investment in Unconsolidated Apartment Partnerships

Pursuant to the respective partnership agreements, the general partners of the unconsolidated partnerships are prohibited from selling or encumbering their general partner interest or selling the partnership assets without majority limited partner approval. The Company accounts for its investments in unconsolidated apartment partnerships under the equity method of accounting as the Company exercises significant influence, but does not control these entities. Under the equity method of accounting the net equity investment of the Company is reflected in the Consolidated Balance Sheets and the Company's share of net income from the partnership is included on the Consolidated Statements of Income.

ACPT's investments consist of nominal capital contributions, working capital loans and ACPT's share of unconsolidated partnership income reduced by ACPT's share of distributions and losses. The working capital loans receive priority distributions from the cash flow generated from the operations of the partnerships.

Minority Interest in Consolidated Entities

We reflect unaffiliated partners' interests in consolidated real estate partnerships as an accrued liability on our consolidated balance sheet. This accrued liability in consolidated real estate partnerships represents the minority partners' share of the underlying net assets of our consolidated real estate partnerships. When these consolidated real estate partnerships make cash distributions or allocate losses to minority limited partners in excess of the minority limited partners' basis in the property, we generally absorb the excess losses and record a charge equal to the amount of such excess distribution. We report these charges and the minority partners' share of income during the current period in the consolidated statements of income as minority interest in consolidated entities. Although this allows us to recognize 100 percent of the income of the partnerships up to accumulated distributions and losses in excess of minority partners' basis previously required to be recognized as our expense, we will be required to recognize as expense 100 percent of future distributions to minority partners, net of our recapture of minority partner's share of income, and any subsequent losses. For the years ended December 31, 2008 and 2007, we recorded in the consolidated financial statements charges for excess partnership losses and distributions to minority partners of approximately $187,000 and $352,000, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, unrestricted deposits with financial institutions and short-term investments with original maturities of three months or less. Restricted cash and escrow deposits include funds held in restricted escrow accounts used for maintenance and capital improvements with the approval of HUD and/or the State Finance Agency. The account also includes tenant security deposits as well as deposits collected within our homebuilding operations as well as funds in an escrow account that are restricted for the repayment of the County bonds.

As of December 31, 2008, the Company had cash and cash equivalents of $24,035,000 and $20,599,000 in restricted cash. Included in the Company's cash and cash equivalents is $11,778,000 of cash located within multifamily apartment entities, and to which the Company does not have direct control. Cash flow from our consolidated apartment properties whose mortgage loans are insured by the Federal Housing Authority ("FHA"), or financed through the housing agencies in Maryland, Virginia or Puerto Rico (the "Financing Agencies,") are subject to guidelines and limits established by the apartment partnerships' regulatory agreements with HUD and the State Financing Agencies. For two of our Puerto Rico partnerships, the regulatory agreements also require that if cash from operations exceeds the allowable cash distributions, the surplus must be deposited into restricted escrow accounts held by the mortgagee and controlled by HUD or the applicable Financing Agency.

Income Taxes

The Company's complex tax structure involves foreign source income and multiple entities that file separate returns. Due to the complex nature of tax regulations affecting our entities, our income tax expense and related balance sheet amounts involve significant management estimates and judgments.

The Company provides for income taxes using the asset and liability method based on the requirements of SFAS No. 109 ("FSAS 109"), "Accounting for Income Taxes," which includes an estimate of the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company periodically assesses future realization of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. Periodically, not less than annually, the Company reviews the recoverability of tax assets recorded on the balance sheet and the necessity of providing valuation allowances, to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets are reduced if certain subsidiaries' cumulative operating losses exist, estimates of taxable income during the carryforward period do not exist or are significantly reduced or alternative tax strategies are not viable.

Effective December 31, 2006, the Company adopted FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109. FIN 48 provides guidance for the recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, the Company recognized a cumulative-effect adjustment of $1,458,000, increasing the Company's liability for uncertain tax positions, interest, and penalties, and reducing the December 31, 2006 balance of retained earnings. See Note 11 to the Company's consolidated financial statements for more information on income taxes.

ACPT was structured in a manner so as not to be subject to U.S. income taxes provided that its income constituted qualifying income for purposes of the Publicly Traded Partnership ("PTP") provisions of the Internal Revenue Code. ACPT's shareholders are expected to be taxed directly on their share of ACPT's income. ALD and ARMC are taxed as corporations and as such are subject to federal and state tax at the applicable corporate rates. ARPT qualified as a real estate investment trust during 1998, but did not meet the ownership requirements in 1999. Therefore, commencing in 1999, ARPT has been taxed as an U.S. C corporation. Furthermore, ACPT, ALD and ARMC are subject to Puerto Rico income tax on its Puerto Rico source income.

Earnings Per Share and Dividends

The Company follows the provisions of SFAS No. 128, "*Earnings per Share*." The calculation of basic earnings per share is based on the average number of common shares outstanding during the period. The calculation of diluted earnings per share includes the effect of all potentially dilutive securities (primarily unvested restricted share grants as described in Note 8). For 2008 and 2007, 8,000 and 7,000 shares, respectively, were excluded from diluted shares due to their antidilution effect on earnings per share. The following table presents the number of shares used in the calculation of basic earnings per share and diluted earnings per share (in thousands, except per share data):

	Years Ended December 31,	
	2008	2007
Net loss	**$ (11,356)**	$ (541)
Weighted average shares outstanding:		
Basic and Diluted	**5,217**	5,207
Loss per share:		
Basic and Diluted	**$ (2.18)**	$ (0.10)

The Company accrues for dividends when declared. During the year ended December 31, 2008, the Company declared and paid cash dividends of $0.10 per share on 5,229,954 common shares outstanding. During the year ended December 31, 2007, the Company declared and paid cash dividends of $0.30 per share on 5,229,954 common shares outstanding.

Share Based Payments

In accordance with Statement of Financial Accounting Standard (SFAS) No. 123(R) "*Share Based Payment,*" liability instruments are measured at fair value, and we measure the total compensation cost for equity based payments at the grant date fair value and amortize the expense over the related service period.

Comprehensive Income

ACPT has no items of comprehensive income that would require separate reporting in the accompanying consolidated statements of shareholders' equity.

Reclassification

Certain amounts from prior years have been reclassified to conform to our current year's presentation. Specifically, the Company reclassified prior year segment presentation to conform to a change in the current year segment presentation. See Note 13 below for further discussion.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, which we refer to as GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements, and accompanying notes and disclosures. These estimates are prepared using management's best judgment, after considering past and current events and economic conditions. Actual results could differ from those estimates.

Impact of Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS 157, "*Fair Value Measurements*" and in February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS 157 defines fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 establishes a hierarchy that prioritizes the information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity's own data. SFAS 157 requires fair value measurements to be disclosed by level within the fair value hierarchy. The Company adopted SFAS 157 on January 1, 2008, and it did not have a material impact. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value election is designed to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company did not adopt any fair value election upon adoption of SFAS 159. See Note 12 to the consolidated financial statements for further discussion.

Impact of Recently Issued Accounting Standards

On December 4, 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 replaces the concept of minority interest with noncontrolling interests in subsidiaries. Noncontrolling interests will now be reported as a component of equity in the consolidated statement of financial position. Earnings attributable to noncontrolling interests will continue to be reported as a part of consolidated earnings; however, SFAS 160 requires that income attributable to both controlling and noncontrolling interests be presented separately on the face of the consolidated income statement. In addition, SFAS 160 provides that when losses attributable to noncontrolling interests exceed the noncontrolling interest's basis, losses continue to be attributed to the noncontrolling interest as opposed to being absorbed by the consolidating entity. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. This statement is effective for us on January 1, 2009. Early adoption is prohibited. As of January 1, 2009, the Company will reclassify $882,000 from Minority Interest (currently shown in liabilities) to a new line item, Noncontrolling Interests, to be included in shareholders' equity. In addition, $13,687,000 of Minority Interest, which is currently included in Retained Earnings as it represents distributions and losses in excess of basis, will also be reclassified to the Noncontrolling Interests line item.

On December 4, 2007, the FASB issued Statement No. 141R, "Business Combinations" ("SFAS 141R"). This statement changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and delays when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years ending after December 15, 2008 and will only impact the accounting for acquisitions we make after its adoption. We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted, but the effect is dependent upon the acquisitions that are made in the future.

INVESTMENT IN UNCONSOLIDATED REAL ESTATE ENTITIES

The Company accounts for investments in unconsolidated real estate entities that are not considered variable interest entities under FIN 46(R) in accordance with SOP 78-9 *"Accounting for Investments in Real Estate Ventures"* and APB Opinion No. 18 *"The Equity Method of Accounting for Investments in Common Stock"*. For entities that are considered variable interest entities under FIN 46(R), the Company performs an assessment to determine the primary beneficiary of the entity as required by FIN 46(R). The Company accounts for variable interest entities in which the Company is not a primary beneficiary and does not bear a majority of the risk of expected loss in accordance with the equity method of accounting.

Apartment Partnerships

The unconsolidated apartment partnerships as of December 31, 2008 and December 31, 2007 included Brookside Gardens Limited Partnership ("Brookside") and Lakeside Apartments Limited Partnership ("Lakeside") that collectively represent 110 rental units. We have determined that these two entities are variable interest entities under FIN 46(R). However, the Company is not required to consolidate the partnerships due to the fact that the Company is not the primary beneficiary and does not bear the majority of the risk of expected losses. The Company holds an economic interest in Brookside and Lakeside but, as a general partner, we have significant influence over operations of these entities that is disproportionate to our economic ownership. In accordance with SOP 78-9 and APB No. 18, these investments are accounted for under the equity method. The Company is exposed to losses consisting of our net investment, loans and unpaid fees for Brookside of $231,000 and for Lakeside of $165,000 and $172,000 as of December 31, 2008, and December 31, 2007, respectively. All amounts are fully reserved. Pursuant to the partnership agreement for Brookside, the Company, as general partner, is responsible for providing operating deficit loans to the partnership in the event that it is not able to generate sufficient cash flows from its operating activities.

Commercial Partnerships

The Company holds a limited partner interest in a commercial property in Puerto Rico that it accounts for under the equity method of accounting. ELI, S.E. ("ELI"), is a partnership formed for the purpose of constructing a building for lease to the State Insurance Fund of the Government of Puerto Rico. ACPT contributed the land in exchange for $700,000 and a 27.82% ownership interest in the partnership's assets, equal to a 45.26% interest in cash flow generated by the thirty-year lease of the building.

On April 30, 2004, the Company purchased a 50% limited partner interest in El Monte Properties, S.E. ("El Monte") from Insular Properties Limited Partnership ("Insular") for $1,462,500. Insular is owned by the J. Michael Wilson Family, a related party. In December 2004, a third-party buyer purchased El Monte for $20,000,000; $17,000,000 in cash and $3,000,000 in two notes of $1,500,000 each that bear an interest rate of prime plus 2%, with a ceiling of 9%, and were to mature on December 3, 2009. The net cash proceeds from the sale of the real estate were distributed to the partners. As a result, the Company received $2,500,000 in cash and recognized $986,000 of income in 2004. The gain on sale was reduced by the amount of the seller's note which is subject to future subordination. In January 2005, El Monte distributed the notes to the partners whereby the Company received a $1,500,000 note. The Company determined that the cost recovery method of accounting was appropriate for this transaction and accordingly, deferred revenue recognition on this note until cash payment was received. In January 2007, the Company received $1,707,000, equal to the full principal amount due plus all accrued interest outstanding and, accordingly, recognized $1,500,000 of equity in earnings from unconsolidated entities and $207,000 of interest income. The Company has no required funding obligations and management expects to wind up El Monte's affairs in 2009.

Land Development/Homebuilding Joint Ventures

In September 2004, the Company entered into a joint venture agreement with Lennar Corporation for the development of a 352-unit, active adult community located in St. Charles, Maryland. The Company managed the project's development for a market rate fee pursuant to a management agreement. In September 2004, the Company transferred land to the joint venture in exchange for a 50% ownership interest and $4,277,000 in cash. The Company's investment in the joint venture was recorded at 50% of the historical cost basis of the land with the other 50% recorded within our deferred charges and other assets. The proceeds received were reflected as deferred revenue. The deferred revenue and related deferred costs were recognized into income as the joint venture sold lots to Lennar. For the year ended December 31, 2007, the joint venture delivered 48 lots to Lennar, recognizing $1,063,000 in deferred revenue, off-site fees and management fees and $358,000 of deferred costs. On November 19, 2008, the Company sold to Lennar the Company's 50% interest in St. Charles Active Adult Community, LLC (the "Active Adult Community"). The Company transferred all of its rights, title and interest in the Active Adult Community, including the Company's interest as the manager of the Active Adult Community to Lennar for $3,467,000 in cash. The Company recognized $2,792,000 in community development land sales revenues related to previously unrecognized portions of the initial land sale to the joint venture.

In October 2008, the Company entered into an agreement with Surrey Homes, LLC to contribute $2,000,000 over the next year in exchange for a 50% ownership interest of the Series A Units. During the fourth quarter of 2008, ACPT contributed $500,000 with the remainder to be contributed during the first three quarters of 2009. Surrey Homes' business model is focused on providing affordable quality homes with the lowest ongoing cost of maintenance through energy efficiency and other green initiatives. Surrey Homes is establishing itself as a low overhead, lot option home builder.

We have determined that our investment in Surrey Homes is a variable interest entity under FIN 46(R); however, we are not required to consolidate the partnership as the Company is not the primary beneficiary and does not bear the majority of the risk of expected losses. In accordance with SOP 78-9 and APB No. 18, this investment is accounted for under the equity method. The Company is exposed to losses consisting of our initial investment of $500,000 as of December 31, 2008.

The following table summarizes the financial data and principal activities of the unconsolidated real estate entities, which the Company accounts for under the equity method. The information is presented to segregate the apartment partnerships from the commercial partnerships as well as our 50% ownership interest in the land development joint venture and homebuilding operation, which are all accounted for as "investments in unconsolidated real estate entities" on the balance sheet.

	Apartment Properties	Commercial Property	Land Development/ Homebuilding	Total
	(in thousands)			
Summary Financial Position:				
Total Assets				
December 31, 2008	$ 4,781	$ 27,005	$ 2,478	$ 34,264
December 31, 2007	4,980	27,379	12,397	44,756
Total Non-Recourse Debt				
December 31, 2008	3,123	22,380	-	25,503
December 31, 2007	3,189	22,960	4,722	30,871
Total Other Liabilities				
December 31, 2008	960	153	-	1,113
December 31, 2007	976	147	741	1,864
Total Equity				
December 31, 2008 (2)	698	4,472	2,478	7,648
December 31, 2007 (2)	815	4,272	6,934	12,021
Company's Investment, net (1)				
December 31, 2008	-	4,632	489	5,121
December 31, 2007	(1)	4,701	1,828	6,528
Summary of Operations:				
Total Revenue				
Year Ended December 31, 2008	827	3,567	1,626	6,020
Year Ended December 31, 2007	811	3,636	4,983	9,430
Net Income (Loss)				
Year Ended December 31, 2008	(118)	1,826	(22)	1,686
Year Ended December 31, 2007	(141)	1,869	-	1,728
Company's recognition of equity in Earnings (Loss)				
Year Ended December 31, 2008	(1)	669	(11)	657
Year Ended December 31, 2007	(1)	692	-	691
Summary of Cash Flows:				
Cash flows from operating activities				
Year Ended December 31, 2008	90	1,814	1,576	3,480
Year Ended December 31, 2007	101	1,864	3,977	5,942
Company's share of cash flows from operating activities				
Year Ended December 31, 2008	1	821	788	1,610
Year Ended December 31, 2007	1	844	1,989	2,834
Operating cash distributions				
Year Ended December 31, 2008	-	1,625	-	1,625
Year Ended December 31, 2007	-	1,641	-	1,641
Company's share of operating cash distributions				
Year Ended December 31, 2008	-	737	-	737
Year Ended December 31, 2007	-	754	-	754

Notes:

(1) Represents the Company's net investment, including assets and accrued liabilities in the consolidated balance sheet for unconsolidated real estate entities.

(2) In December 2007, the Company made a $300,000 equity contribution to Lakeside which was used by Lakeside to pay an equal portion of the Development Fee owed to the Company. The Company both contributed and received the cash, and accordingly, the Company did not recognize fee income nor change its investment balance in Lakeside.

DEBT

The Company's outstanding debt is collateralized primarily by land, land improvements, homebuilding assets, receivables, investment properties, investments in partnerships, and rental properties. The following table summarizes the indebtedness of the Company at December 31, 2008 and 2007 (in thousands):

	Maturity Dates From/To	Interest Rates From/To	Outstanding as of December 31, 2008	Outstanding as of December 31, 2007
Recourse Debt				
Community Development (a)(b)(c)(d)	04-15-09/03-01-23	3.25%/8%	**$ 39,232**	$ 25,490
General obligations (e)	06-01-09/03-13-12	Non-interest bearing/8.55%	**184**	99
Total Recourse Debt			**39,416**	25,589
Non-Recourse Debt				
Investment Properties (f)(g)	04-30-09/08-01-47	4.95%/10%	**276,120**	279,981
Total Non-Recourse Debt			**276,120**	279,981
Total debt			**$ 315,536**	$ 305,570

a) As of December 31, 2008, $25,232,000 of the community development recourse debt is owed to Charles County Commissioners and relates to the general obligation bonds issued by the Charles County government, with 15 year amortization of maturities with the earliest in June, 2019, as described in detail under the heading "Financial Commitments" in Note 6. As of December 31, 2008, the Company has a receivable balance related to the bonds of $2,052,000.

b) On April 14, 2006, the Company closed a three year $14,000,000 revolving acquisition and development loan ("the Revolver") secured by a first lien deed of trust on property located in St. Charles, MD. The maximum amount of the loan at any one time is $14,000,000, bears interest at Prime plus 0.75% (4.00% at December 31, 2008) and was set to mature on April 14, 2009 but has been extended to March 31, 2010. The facility includes various sub-limits on a revolving basis for amounts to finance apartment project acquisitions and land development in St. Charles. The terms require certain financial covenants to be calculated annually as of December 31, including a tangible net worth to senior debt ratio for ALD and a minimum net worth test for ACPT. As of December 31, 2008, $6,571,000 was outstanding on the Revolver. During the first quarter of 2009, the Company renegotiated the terms of the agreement. See Note 2 for further discussion.

c) LDA has a $10,000,000 revolving line of credit facility that bears interest at a fluctuating rate equivalent to the LIBOR Rate plus 225 basis points (4.1% as of December 31, 2008) and matures on August 31, 2009. The facility is to be used to fund the development of infrastructure of Parque Escorial and Parque El Comandante. The outstanding balance of this facility on December 31, 2008, was $4,327,000. See Note 2 for further discussion.

d) On April 2, 2008, the Company secured a two-year, $3,600,000 construction loan for the construction of a commercial restaurant/office building within the O'Donnell Lake Restaurant Park. The facility is secured by the land along with any improvements constructed and bears interest at Wall Street Journal published Prime Rate (3.25% at December 31, 2008). At the end of the two-year construction period, the Company may convert the loan to a 5-year permanent loan, amortized over a 30 year period at a fixed interest rate to be determined. As of December 31, 2008, $3,102,000 was outstanding under this facility leaving $498,000 available to fund completion of the building. As of December 31, 2008, the building was substantially complete.

e) The general recourse debt outstanding as of December 31, 2008, is made up of various capital leases outstanding within our U.S. and Puerto Rico operations, as well as installment loans for vehicles and other miscellaneous equipment.

f) The non-recourse debt related to the investment properties is collateralized by the multifamily rental properties and the office building in Parque Escorial. As of December 31, 2008, approximately $73,642,000 of this debt is secured by the Federal Housing Administration ("FHA") or the Maryland Housing Fund. $10,732,000 of the non-recourse debt balance is due in 2009.

g) On May 12, 2008, IGP agreed to provide a fixed charge and debt service guarantee related to the Escorial Office Building I, Inc ("EOB") mortgage. The fixed charge and debt service guarantee requires IGP to contribute capital in cash in such amounts required to cause EOB to comply with the related financial covenants. The guarantee will remain in full force until EOB has complied with the financial covenants for four consecutive quarters.

The Company's loans contain various financial, cross collateral, cross default, technical and restrictive provisions. As of December 31, 2008, the Company is in compliance with all but one of its financial covenants and the other provisions of its loan agreements. As of December 31, 2008, the Company failed to meet the Minimum Net Worth restriction at the ACPT level as tangible net worth was $1,341,000. The Company has received a waiver of this covenant requirement through March 31, 2010.

ACPT's weighted average interest rate on the amounts outstanding at December 31, 2008 and 2007 on its variable rate debt was 3.6% and 7.23%, respectively.

The aggregate minimum principal maturities of ACPT's indebtedness at December 31, 2008 are as follows (in thousands):

2009	$ 23,307
2010	9,039
2011	6,290
2012	6,653
2013	17,836
Thereafter	252,411
	$ 315,536

The components of interest and other financing costs, net, are summarized as follows (in thousands):

	December 31,	
	2008	2007
Expensed	**$ 17,405**	$ 18,726
Capitalized	**2,776**	1,451
	$ 20,181	$ 20,177

COMMITMENTS AND CONTINGENT LIABILITIES

Financial Commitments

Pursuant to an agreement reached between ACPT and the Charles County Commissioners in 2002, the Company agreed to accelerate the construction of two major roadway links to the Charles County (the "County") road system. As part of the agreement, the County agreed to issue general obligation public improvement bonds (the "Bonds") to finance $20,000,000 of this construction guaranteed by letters of credit provided by Lennar as part of a residential lot sales contract for 1,950 lots in Fairway Village. The Bonds were issued in three installments with the final $6,000,000 installment issued in March 2006. The Bonds bear interest rates ranging from 4% to 8%, for a blended lifetime rate for total Bonds issued to date of 5.1%, and call for semi-annual interest payments and annual principal payments and mature in 15 years. Under the terms of Bond repayment agreements between the Company and the County, the Company is obligated to pay interest and principal to the County based on the full amount of the Bonds; as such, the Company recorded the full amount of the debt and a receivable from the County representing the remaining Bond proceeds to be advanced to the Company as major infrastructure development within the project occurs. As part of the agreement, the Company will pay the County a monthly payment equal to one-sixth of the semi-annual interest payments and one-twelfth of the annual principal payment. The County and the Lennar agreement require ACPT to fund an escrow account from lot sales to be used to repay the principal portion of these Bonds.

In August 2005, the Company signed a memorandum of understanding ("MOU") with the Charles County Commissioners regarding a land donation that is anticipated to house a planned minor league baseball stadium and entertainment complex. Under the terms of the MOU, the Company donated 42 acres of land in St. Charles to the County on December 31, 2005. The Company also agreed to expedite off-site utilities, storm-water management and road construction improvements that will serve the entertainment complex and future portions of St. Charles so that the improvements will be completed concurrently with the entertainment complex. In return, the County agreed to issue $7,000,000 of general obligation bonds to finance the infrastructure improvements. In March 2006, $4,000,000 of bonds were issued for this project, with an additional $3,000,000 issued in both March 2007 and March 2008. These bonds bear interest rates ranging from 4.9% to 5.75%, for a blended rate of 5.2%, call for semi-annual interest payments and annual principal payments, and mature in 15 years. The terms of the bond repayment agreement are similar to those noted above. In addition, the County agreed to issue an additional 100 school allocations a year to St. Charles commencing with the issuance of bonds.

During 2006, the Company reached an agreement with Charles County whereby the Company receives interest payments on any undistributed bond proceeds held in escrow by the County. The agreement covers the period from July 1, 2005 through the last draw made by the Company. For the years ended December 31, 2008 and 2007 the Company recognized $78,000 and $540,000 of interest income on these escrowed funds, respectively.

As of December 31, 2008, ACPT is guarantor of $24,654,000 of surety bonds for the completion of land development projects with Charles County; substantially all are for the benefit of the Charles County Commissioners.

Consulting Agreements and Severance Arrangements

ACPT entered into a consulting agreement with Carlos Rodriguez, the former Executive Vice President and Chief Executive Officer for IGP, a wholly owned Puerto Rico subsidiary of ACPT, effective July 1, 2008. Under the terms of the Consulting Agreement, the Company will pay Mr. Rodriguez $100,000 per year through June 2010.

On June 24, 2008, ACPT and Cynthia L. Hedrick mutually reached an agreement that Ms. Hedrick's employment as Executive Vice President and Chief Financial Officer of the Company would end. In accordance with her employment agreement, Ms. Hedrick received a lump sum payment of $600,000.

On October 1, 2008, Mr. Edwin L. Kelly notified the Company that he will retire as the Company's President and Chief Operating Officer effective December 1, 2008. Pursuant to his employment agreement, Mr. Kelly received a severance payment of $1,500,000. The Company has also agreed to enter into a consulting agreement with Mr. Kelly providing compensation for his services at a rate of $10,000 per month, for an initial term of one year.

Guarantees

ACPT and its subsidiaries typically provide guarantees for another subsidiary's loans. In many cases more than one company guarantees the same debt. Since all of these companies are consolidated, the debt or other financial commitment made by the subsidiaries to third parties and guaranteed by ACPT, is included within ACPT's consolidated financial statements. As of December 31, 2008, ACPT has guaranteed $39,232,000 debt. The guarantees will remain in effect until the debt service is fully repaid by the respective borrowing subsidiary. The terms of the debt service guarantees outstanding range from one to nine years. We do not expect any of these guarantees to impair the individual subsidiary or the Company's ability to conduct business or to pursue its future development plans.

Legal Matters

Loiza Valley

On November 24, 1997, Comité Loiza Valley en Acción, Inc., resident owners of Urbanización Loiza Valley in Canovanas, Puerto Rico, a neighborhood consisting of 56 houses near the property owned by LDA, filed a claim in the Superior Court of Carolina, Puerto Rico against Cantera Hipodromo, Inc. (the "lessee" who operates a quarry on the land owned by LDA), the owners of the lessee, the lessee's Insurance Companies and LDA. The Plaintiffs allege that as a result of certain explosions occurring in the quarry, their houses have suffered different types of damages and they have also suffered physical injuries and mental anguish. The damages claimed exceed $11,000,000. The physical damage to the property is estimated at less than $1,000,000. The lease agreement contains an indemnification clause in favor of LDA. The lessee has public liability insurance coverage of $1,000,000 through Integrand Assurance Company and an umbrella insurance coverage of $2,000,000 through American International Insurance Company. The trial began in 2007 and continued throughout 2008. A judgment is expected to be entered near the end of 2009.

Capital Park

In 2006, a group of approximately 60 tenants of Capital Park Towers Apartments ("Capital Park") a property managed, but not owned by ARMC and located at 301 G Street, S.W., Washington, D.C. filed a tenant petition with the Rent Administrator for the District of Columbia challenging increases in rent implemented with respect to said tenants units during the previous three year period ("Initial Case"). Following the initial petition, a group of 60 additional tenants filed a similar petition in May of 2008. While the Company has numerous defenses to the claims asserted in both cases, at this time management believes that potential exposure to damages in these cases is probable and estimates the loss at approximately $230,000. Generally, these types of losses are covered by our insurance policies. However, the Company has recently been informed that our insurance carrier intends to deny these claims. We intend to vigorously defend against the claims asserted and will continue to pursue coverage under our insurance policies. Given the current circumstances, the Company accrued $230,000 in the third quarter 2008 related to the potential losses. However, absent a settlement of the case, it will likely take a number of years before the case is concluded and a final determination rendered. The Company's Chairman has an economic interest in the property related to a note receivable from Capital Park.

Due to the inherent uncertainties of the judicial process, we are unable to either predict the outcome of or estimate a range of potential loss associated with certain matters discussed above. While we intend to vigorously defend these matters and believe we have meritorious defenses available to us, there can be no assurance that we will prevail. If these matters are not resolved in our favor, we believe we are insured for potential losses unless otherwise stated. Any amounts that exceed our insurance coverage could have a material adverse effect on our financial condition and results of operations.

The Company and/or its subsidiaries have been named as defendants, along with other companies, in tenant-related lawsuits. The Company carries liability insurance against these types of claims that management believes meets industry standards. To date, payments made to the plaintiffs of the settled cases were covered by our insurance policy. The Company believes it has strong defenses to these ordinary course claims, and intends to continue to defend itself vigorously in these matters.

In the normal course of business, ACPT is involved in various pending or unasserted claims. In the opinion of management, these are not expected to have a material impact on the financial condition or future operations of ACPT.

LEASES

ACPT operates certain property and equipment under leases, some with purchase options that expire at various dates through 2010. ACPT is also obligated under several non-cancelable operating leases for office space and equipment. Capital leases of $77,000, exclusive of interest, are reported with general recourse debt in the Debt Note (see Note 5). The following is a schedule of the future minimum lease payments for operating leases as of December 31, 2008 (in thousands):

	Operating Obligations
2009	$ 358
2010	250
2011	42
2012	3
Total minimum lease payments	$ 653

Rental expense under non-cancelable operating leases was $525,000 in 2008 and $424,000 in 2007 and is included in general, administrative, selling and marketing expenses and rental properties operating expenses in the accompanying consolidated statements of income.

ACPT leases office space to tenants under certain non-cancelable operating leases expiring through 2015. The following is a schedule of the future minimum payments to be received as of December 31, 2008 (in thousands):

	Lease Income
2009	$ 788
2010	841
2011	674
2012	632
2013	644
Thereafter	1,007
Total minimum lease payments	$ 4,586

RELATED PARTY TRANSACTIONS

Certain officers and trustees of ACPT have ownership interests in various entities that conduct business with the Company. The financial impact of the related party transactions on the accompanying consolidated financial statements is reflected below (in thousands):

CONSOLIDATED STATEMENT OF INCOME:

	Years Ended December 31, 2008	2007
Management and Other Fees (A)		
Unconsolidated subsidiaries with third party partners	$ 43	$ 42
Affiliates of J. Michael Wilson, Chairman	-	43
	$ 43	$ 85
Rental Property Revenues (B)	**$ 36**	$ 57
Interest and Other Income		
Unconsolidated real estate entities with third party partners	**$ 8**	$ 8

		Years Ended December 31, 2008	2007
General and Administrative Expense			
Reserve additions and other write-offs-			
Unconsolidated real estate entities with third party partners	(A)	**$ (16)**	$ 43
Reimbursement to IBC for ACPT's share of			
J. Michael Wilson's compensation		**415**	390
Reimbursement of administrative costs-			
Affiliates of J. Michael Wilson, Chairman		**(18)**	(23)
Legal fees paid to J. Michael Wilson's attorney	(C3)	-	225
Consulting Fees -			
James J. Wilson, IWT Chairman	(C1)	**150**	200
Thomas J. Shafer, Trustee	(C2)	**60**	60
		$ 591	$ 895

BALANCE SHEET:

		Balance December 31, 2008	Balance December 31, 2007
Other Assets			
Receivables - All unsecured and due on demand			
Unconsolidated subsidiaries		$ 10	$ -
Affiliate of J. Michael Wilson, Chairman		2	5
		$ 12	$ 5
Additional Paid-in Capital	(C4)	$ 562	$ -

(A) **Management and Other Services**

The Company provides management and other support services to its unconsolidated subsidiaries and other affiliated entities in the normal course of business. The fees earned from these services are typically collected on a monthly basis, one month in arrears. Receivables are unsecured and due on demand. Certain partnerships experiencing cash shortfalls have not paid timely. Generally, receivable balances of these partnerships are fully reserved, until satisfied or the prospect of collectibility improves. The collectibility of management fee receivables is evaluated quarterly. Any increase or decrease in the reserves is reflected accordingly as additional bad debt expenses or recovery of such expenses.

At the end of February 2007, G.L. Limited Partnership, which was owned by affiliates of J. Michael Wilson, was sold to a third party. Accordingly, we are no longer the management agent for this property effective March 1, 2007. Management fees generated by this property accounted for less than 1% of the Company's total revenue.

(B) **Rental Property Revenue**

On September 1, 2006, the Company, through one of its Puerto Rican subsidiaries, Escorial Office Building I, Inc. ("Landlord"), executed a lease with Caribe Waste Technologies, Inc. ("CWT"), a company owned by the J. Michael Wilson Family. The lease provides for 1,842 square feet of office space to be leased by CWT for five years at $19.00 per rentable square foot. The Company provided CWT with an allowance of $9,000 in tenant improvements which are being amortized over the life of the lease. On February 25, 2008, CWT executed its rights under the lease and provided six months written notice of its intention to terminate the lease, effective August 24, 2008. The lease agreement is unconditionally guaranteed by Interstate Business Corporation ("IBC"), a company owned by the J. Michael Wilson Family.

(C) **Other**

Other transactions with related parties are as follows:

1) Represents fees paid to James J. Wilson pursuant to a consulting and retirement agreement. At Mr. Wilson's request, payments are made to Interstate Waste Technologies, Inc. ("IWT").
2) Represents fees paid to Thomas J. Shafer, a Trustee, pursuant to a consulting agreement.
3) The Independent Trustees concluded that certain legal fees and expenses incurred by J. Michael Wilson in connection with the preliminary work being done in seeking a strategic partner to recapitalize the Company are in the best interest of the Company and the minority shareholders. Accordingly, the Independent Trustees authorized the Company to fund up to $225,000 of such costs, all of which have been incurred as of December 31, 2007.
4) A primary shareholder of the Company agreed in principle to provide the Company's Chief Executive Officer with the economic benefit of 185,550 shares of their common stock as of October 1, 2008. According to SFAS 123(R), any share-based payments awarded to an employee of the reporting entity by a related party for services provided to the entity are share-based payment transactions under SFAS123(R) unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. Therefore, in essence, the economic interest holder makes a capital contribution to the reporting entity, and the reporting entity makes a share-based payment to its employee in exchange for services rendered. The Company has recognized $562,000 in compensation expense in 2008 related to this grant.

Related Party Acquisitions

El Monte

On April 30, 2004, the Company purchased a 50% limited partner interest in El Monte Properties S.E. ("El Monte") from Insular Properties Limited Partnership ("Insular") for $1,462,500. Insular is owned by the J. Michael Wilson Family. Per the terms of the agreement, the Company was responsible to fund $400,000 of capital improvements and lease stabilization costs, and had a priority on cash distributions up to its advances plus accrued interest at 8%, investment and a 13% cumulative preferred return on its investment. The purchase price was based on a third party appraisal of $16,500,000 dated April 22, 2003. The Company's limited partnership investment was accounted for under the equity method of accounting.

In December 2004, a third party buyer purchased El Monte for $20,000,000: $17,000,000 in cash and $3,000,000 in two notes of $1,500,000 each that bear an interest rate of prime plus 2%, with a ceiling of 9%, and mature on December 3, 2009. The net cash proceeds from the sale of the real estate were distributed to the partners. As a result, the Company received $2,500,000 in cash and recognized $986,000 of income in 2004. El Monte distributed a $1,500,000 note to the Company in January 2005. On January 24, 2007, the Company received $1,707,000 as payment in full of the principal balance and all accrued interest related to the El Monte note receivable. Accordingly, in 2007 the Company recorded $1,500,000 as equity in earnings and $207,000 as interest income.

SHARE GRANTS AND APPRECIATION RIGHTS

ACPT adopted an employee share incentive plan (the "Share Incentive Plan") and a Trustee share incentive plan (the "Trustee Share Plan") to provide for share-based incentive compensation for officers, key employees and Trustees. Both plans expired July 7, 2008.

Under the Share Incentive Plan, the Compensation Committee of the Board of Trustees (the "Compensation Committee") granted to key employees the following types of share-based incentive compensation awards ("Awards") (i) options to purchase a specified number of shares ("Options"), (ii) forfeitable shares that vest upon the occurrence of certain vesting criteria ("Restricted Shares"), or (iii) Share Appreciation Rights ("Rights") that entitle the holder to receive upon exercise an amount payable in cash, shares or other property (or any combination of the foregoing) equal to the difference between the market value of shares and a base price fixed on the date of grant. A total of 208,000 registered shares were reserved for issuance under the Share Incentive Plan.

The Share Incentive Plan authorized the Compensation Committee to determine the exercise price and manner of payment for Options and the base price for Rights. The Compensation Committee was also authorized to determine the duration and vesting criteria for Awards, including whether vesting will be accelerated upon a change in control of ACPT. The rights of key employees under Awards were not transferable other than to immediate family members or by will or the laws of interstate succession.

The Trustee Share Plan authorized the Board of Trustees, in its discretion, to grant to eligible Trustees awards of the same types and terms of Awards as provided under the Share Incentive Plan. Only Trustees who were not employees of ACPT or any affiliated company were eligible to receive Awards under the Trustee Share Plan. A total of 52,000 registered shares were reserved for issuance under the Trustee Share Plan.

Trustee Share Grants

On August 28, 2006, the Company awarded 8,000 shares to each of its four non-employee Trustees pursuant to the Trustee Share Plan. The shares vest annually at a rate of 1,600 per year, per Trustee, with the initial tranche of shares vesting immediately at the grant date. In June 2008, the Company accelerated the vesting of the shares of two trustees, who did not return to the Board of Trustees, with all previously unvested shares vesting as of June 30, 2008. In accordance with SFAS 123(R), the Company measured compensation cost as $643,000, which represents the grant date fair value. The Company will recognize compensation expense over the vesting period and accordingly, recognized $175,000 and $129,000 for the year ended December 31, 2008 and 2007, respectively.

Employee Share Grants

During the fourth quarter of 2008, ACPT and the Chief Executive Officer entered into an employment agreement, which included restricted stock awards with both performance and time vesting criteria. ACPT has agreed to award 363,743 in common shares with 50% subject to time vesting equally over the next five years on the anniversary of the grant and 50% subject to performance vesting over a period not to exceed five years. ACPT will not be able to issue shares until the plan has been approved by the shareholders of the Company. Once the plan is approved, the shares will be issued. In accordance with SFAS 123(R), ACPT began accruing compensation cost for the 50% time vesting portion of the equity awards based on the current fair value using a grant date of October 1, 2008, the date of the completed employee agreement. The value will be remeasured on a quarterly basis until the measurement date, when the total compensation costs to be accrued over the next five years will be determinable. The Company has recognized $39,000 in compensation expense in 2008. For the remaining portion of the award, the performance criteria have not yet been established or approved. Therefore, the factors pertinent to determining the value of the compensation have not been determined. Once the criteria have been finalized, grant and measurement dates for the remaining 50% subject to performance vesting will be established. Accruals of compensation cost for this portion of the award will be based on the probable outcome of those performance conditions.

Share Appreciation Rights

In April 2001, 140,000 Rights were granted to employees. These Rights bear a $4 base price, and vested in equal increments over a five-year period commencing April 2002. As of December 31, 2008, there are 10,400 outstanding Rights which are all exercisable and expire on April 30, 2011. During 2008 and 2007, the Company recognized $(128,000) and $(47,000), respectively, of compensation expense in connection with the outstanding Rights.

RETIREMENT AND PROFIT SHARING PLANS

ACPT's Retirement Plan (the "Retirement Plan") is a defined contribution plan which provides for contributions to be made by ACPT. The Retirement Plan covers employees of American Rental Management Company and Interstate General Properties Ltd. Partnership SE and is qualified under both the United States Internal Revenue Code and the Puerto Rico Internal Revenue Code. Employees are eligible to participate in the Retirement Plan when they have completed a minimum employment period of 1,000 hours and shall become a participant on either January 1st or July 1st following the date of hire. ACPT contributes to the accounts of eligible employees in amounts equal to 5.7% of base salaries and wages not in excess of the U.S. Social Security taxable wage base, and 11.4% of salaries (limited to $230,000 for 2008) that exceed that wage base. Eligible employees also may make voluntary contributions to their accounts and self direct the investment of their account balances in various investment funds offered under the plan. The Retirement Plan also contains a profit sharing provision that allows the Company to make cash awards to selected employees, a portion of which is contributed to the Retirement Plan. Contributions made by the Company based on wages to the Retirement Plan were $597,000 and $615,000, in 2008 and 2007, respectively.

INCOME TAXES

ACPT's subsidiaries, ARMC, ALD and ARPT, are subject to federal and state income tax. ACPT is subject to Puerto Rico income tax on its Puerto Rico source income. The reconciliation below for the provision for income taxes includes income from ARMC, ALD, ARPT and Puerto Rico source income. The 2008 permanent differences reflect special tax exempt income, tax rate differences between jurisdictions for land investment, a valuation on the net deferred tax asset, certain non-deductible expenses passed through to shareholders, non-deductible equity compensation, foreign tax credits, and certain losses for which no benefit can be recognized. The 2007 permanent differences reflect special tax exempt income and certain non-deductible expenses passed through to shareholders.

The following table reconciles the effective rate to the statutory rate (in thousands, except amounts in %):

	December 31,			
	2008		2007	
	Amount	**% of Income**	Amount	% of Income
Taxes at statutory U.S. federal income tax rate	**$(3,676)**	**35.0 %**	$ (297)	35.0 %
State income taxes, net of federal tax benefit	**(213)**	**2.0 %**	(128)	15.1 %
Income only subject to foreign tax	**384**	**(3.7)%**	(118)	14.0%
Permanent differences	**(8)**	**0.1 %**	112	(13.2)%
Net change in uncertain tax positions	**44**	**(0.4)%**	231	27.3%
Losses not recognized	**2,042**	**(19.4)%**	-	-
Investment basis adjustment	**(1,725)**	**16.4%**	-	-
Equity compensation	**226**	**(2.1)%**	-	-
Foreign tax credit	**345**	**(3.3)%**	-	-
Net change in valuation allowance	**3,403**	**(32.4)%**	-	-
Other	**31**	**(0.3)%**	(107)	12.6 %
Income tax provision (benefit)	**$ 853**	**(8.1)%**	$ (307)	36.2 %

The provision for income taxes includes the following components (in thousands):

	Years Ended December 31,	
	2008	2007
Current:		
United States	**$ (419)**	$ 4,439
Puerto Rico	**(4)**	376
	(423)	4,815
Deferred:		
United States	**1,628**	(5,664)
Puerto Rico	**(352)**	542
	1,276	(5,122)
Income tax provision (benefit)	**$ 853**	$ (307)

The income tax expense associated with the vesting of trustee stock grants increased income taxes on the Consolidated Balance Sheet by $9,000 as of December 31, 2008 and decreased income taxes by $10,000 as of December 31, 2007. Additional paid in capital was credited and debited for the years ended December 31, 2008 and 2007, respectively, to reflect these income tax effects.

Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of this difference is reported as deferred income taxes. Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and such amounts as measured by tax laws.

The components of deferred income tax (asset) liability include the following (in thousands):

	As of December 31, 2008	As of December 31, 2007
Deferred income related to long-term receivables from partnerships operating in Puerto Rico	**$ 282**	$ 282
Receivables from partnerships operating in United States	**1,189**	1,189
Tax benefit on equity in earnings of partnerships operating in Puerto Rico	**(6,935)**	(6,875)
Tax benefit on equity in earnings of partnerships operating in United States	**(8,882)**	(9,428)
Tax on deferred income	**(1,020)**	(1,217)
Tax on land development costs capitalized for book purposes but deducted currently for tax purposes	**(15,132)**	(12,804)
Tax on differences in basis related to joint venture in United States	**-**	(705)
Tax on differences in basis related to land in United States	**(2,538)**	(2,574)
Tax on differences in basis related to land in Puerto Rico	**(19)**	(66)
Tax on basis difference for Puerto Rico commercial venture	**1,188**	1,337
Allowance for doubtful accounts	**(300)**	(294)
Accrued expenses	**(2,946)**	(2,395)
Net operating losses	**(612)**	-
Alternative minimum tax credits	**(197)**	(150)
Other	**(280)**	(375)
Net deferred tax asset before valuation allowance	**(36,202)**	(34,075)
Valuation allowance	**3,403**	-
Net deferred tax asset	**$ (32,799)**	$ (34,075)

Maryland legislation enacted during the fourth quarter of 2007 increased the income tax rate from 7% to 8% effective for periods after December 31, 2007. As a result of the Maryland legislation, the ending December 31, 2007 deferred asset and the deferred expense were increased by $460,000.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The Company records the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how these events are treated for tax purposes. Management bases the estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes. The Company provides a valuation allowance against the net deferred tax assets when it is more likely than not that sufficient taxable income will not be generated to utilize the net deferred tax assets.

At December 31, 2008, the Company recorded a valuation allowance of $3,403,000 against its net deferred tax asset for components for which the Company concluded it was more likely than not that the deferred tax asset could not be realized. Realization of future benefits related to a net deferred tax asset is dependent on many factors, such as the ability to generate future taxable income, capital or ordinary, in the near future. Since future earnings for one or more of the Company's subsidiaries are uncertain, management cannot predict whether certain net deferred tax assets will be realized; and therefore, management provided valuation allowances for certain net deferred tax assets. Included in this valuation allowance was an amount related to NOL carryforwards of $1,523,000, $613,000 tax effected, which begin to expire in 2027. Additionally, it is likely the Company may generate future capital losses related to tax benefits recorded as deferred tax assets at December 31, 2008. However, the Company cannot reasonably predict future capital gains in the near term to offset all of the tax benefit currently recorded. Accordingly, the Company recorded as part of the overall deferred tax asset valuation allowance $198,000 related to projected future capital losses of $493,000. Another component of the deferred tax valuation allowance relates to alternative minimum tax ("AMT") credit carryforwards recorded as deferred tax assets at December 31, 2008. The Company has concluded that the realization of these benefits is not more likely than not and accordingly, a valuation allowance of $197,000 was provided. The balance of the deferred tax valuation allowance, $2,395,000 relates to certain other subsidiary deferred tax benefits for which it is uncertain that sufficient future earnings will be generated and therefore, the Company concluded that realization of those certain subsidiary deferred tax assets was not more likely than not.

The alternative minimum tax ("AMT") credit carryforwards at December 31, 2008 and 2007 were $197,000 and $150,000, respectively. Since the Company cannot predict future use of the AMT credits, a full valuation allowance for these deferred benefits has been provided.

Uncertain Tax Positions

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a $1,458,000 increase in the net liability for unrecognized tax positions, which was recorded as a cumulative effect of a change in accounting principle, reducing the opening balance of retained earnings on January 1, 2007.

The total amount of unrecognized tax benefits as of December 31, 2008, was $15,543,000. Included in the balance at December 31, 2008, were $39,000 of tax positions that, if recognized, would affect the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit (in thousands) is as follows:

Unrecognized tax benefit at beginning of period (December 31, 2007)	$ 14,869
Change attributable to tax positions taken during a prior period	1,277
Change attributable to tax positions taken during the current period	-
Decrease attributable to settlements with taxing authorities	(577)
Decrease attributable to lapse of statute of limitations	(26)
Unrecognized tax benefit at end of period (December 31, 2008)	$ 15,543

In accordance with our accounting policy, the Company presents accrued interest related to uncertain tax positions as a component of interest expense and accrued penalties as a component of income tax expense on the Consolidated Statement of Income. The Company's Consolidated Statements of Income for the year ended December 31, 2008 and 2007 included interest expense of $1,403,000 and $1,233,000, respectively and penalties of $28,511 and $200,000, respectively. Our Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007, included accrued interest of $4,216,000 and $2,814,000, respectively and accrued penalties of $1,113,821 and $1,085,000, respectively.

The Company currently does not have any tax returns under audit by the United States federal or state taxing authorities or the Puerto Rico Treasury Department. However, the tax returns filed in the United States for the years ended December 31, 2005 through 2008 remain subject to examination. For Puerto Rico, the tax returns for the years ended December 31, 2004 through 2008 remain subject to examination. For tax purposes, the Company applied for a change in method of accounting for certain contracts, and during the quarter ended December 31, 2008, the IRS approved the change in method. Therefore, there was a decrease in the unrecognized tax benefit of $577,000. Within the next twelve months, the Company does not anticipate any payments related to settlement of any tax examinations. There is a reasonable possibility within the next twelve months the amount of unrecognized tax benefits will decrease by $578,000 when the related statutes of limitations expire and certain payments are recognized as taxable income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* (SFAS No. 157) for financial assets and liabilities. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The adoption of SFAS No. 157 did not have a material impact on our fair value measurements.

The balance sheet carrying amounts of cash and cash equivalents, receivables and other current assets approximate fair value due to the short-term nature of these items and represent Level 1 under the fair value hierarchy in SFAS No. 157.

We measure long term debt at fair value on a recurring basis. As of December 31, 2008, the book value of long-term fixed rate debt was $294,721,000, and the fair value of total debt was $343,076,000. As of December 31, 2007 the book value of long-term fixed rate debt was $296,735,000, and the fair value of total debt was $311,988,000. Fair value was determined by discounting future cash flows using borrowing rates currently available to the Company for debt with similar terms and maturities. The significant unrealized gains resulted from a decline in the 10 Year Treasury Rate from 4.10% at December 31, 2007 to 2.24% at December 31, 2008. This represents Level 3 under the fair value hierarchy in SFAS No. 157.

Reconciliation for the year ended December 31, 2008
(in thousands)

Fair value as of January 1, 2008	$	311,988
Purchases, issuances, and settlements		(3)
Unrealized gains		31,091
Fair value as of December 31, 2008	$	343,076

SEGMENT INFORMATION

ACPT operated in two principal lines of business in 2008: Operating Real Estate and Land Development. The Operating Real Estate segment is comprised of ACPT's investments in rental properties and property management services; whereas, the Land Development segment is comprised of ACPT's community development and homebuilding services. This represents a change from ACPT's historical financial reporting practice of evaluating the company solely based on geographical location. During the fourth quarter of 2008, the Company had a change in senior management. The chief operating decision maker emphasizes net operating income as a key measurement of segment profit or loss. Segment net operating income is generally defined as segment revenues less direct segment operating expenses. Management is now evaluating the Company based on its operating lines of business, Operating Real Estate and Land Development. While ACPT continues to report operating results on a consolidated basis, it also now reports separately the operating results of its two lines of business. The Company has reclassified its financial statements for 2007 to include the results of these segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Operating Real Estate

The Operating Real Estate segments in the U.S. and Puerto Rico are comprised of investments in rental properties and property management services. The Operations are managed through American Rental Properties Trust ("ARPT"), American Rental Management Company ("ARMC"), and Interstate General Properties Limited Partnership S.E. ("IGP"), a wholly owned subsidiary of IGP Group Corp., which is a wholly owned subsidiary of ACPT. ARPT and its subsidiaries hold the general and limited partnership interests in our U.S. Operating Real Estate apartment property portfolio. The apartment properties are individually organized into separate entities. ARPT's ownership in these entities ranges from 0.1% to 100%. The U.S. Operating Real Estate operations also include the management of apartment properties in which we have an ownership interest and one apartment property owned by a third party in 2008. Effective March 1, 2009, ARMC will no longer manage the rental community not owned by ACPT.

U.S. Operating Real Estate:	For the years ended December 31, 2008	December 31, 2007
Operating revenues	$ 39,515	$ 38,416
Operating expenses	18,189	19,235
Net operating income	21,326	19,181
Management and other fees, substantially all from related entities	157	194
General, administrative, selling and marketing	(1,441)	(2,252)
Impairment charges	(1,256)	-
Depreciation and amortization	(6,082)	(5,592)
Operating income	12,704	11,531
Other expense	(10,405)	(9,998)
Income before provision (benefit) for income taxes	2,299	1,533
Provision (benefit) for income taxes	1,624	(463)
Net income	$ 675	$ 1,996

U.S Operating Real Estate Balance Sheet:	As of December 31, 2008	As of December 31, 2007
ASSETS		
Investments in real estate, net	$ 110,412	$ 115,479
Cash and cash equivalents	7,008	12,139
Restricted cash and escrow deposits	7,763	8,359
Deferred tax assets	7,807	10,131
Deferred charges and other assets, net of amortization	54,256	49,872
Total Assets	$ 187,246	$ 195,980
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Non-recourse debt	$ 189,951	$ 192,274
Recourse debt	257	152
Other liabilities	7,770	9,160
Accrued income tax liability-current	(1,047)	(474)
Total Liabilities	196,931	201,112
Total Shareholders' Equity	(9,685)	(5,132)
Total Liabilities and Shareholders' Equity	$ 187,246	$ 195,980

The Puerto Rican Operating Real Estate operations, via IGP, provides property management services to multifamily rental properties in Puerto Rico in which we have an ownership interest, apartment properties owned by third parties, our commercial properties, and home-owner associations related to our planned communities. IGP also provides management services for our homebuilding and community development operations. IGP holds the ownership interests in the Puerto Rico Apartments and two commercial properties. The Puerto Rico apartments are organized into separate partnerships and receive HUD subsidies. IGP's ownership in these partnerships ranges from 1% to 52.5%. IGP's ownership in the commercial properties ranges from 28% to 100%.

Puerto Rican Operating Real Estate:	For the years ended December 31, 2008	December 31, 2007
Operating revenues	$ 22,728	$ 22,306
Operating expenses	11,512	11,433
Net operating income	11,216	10,873
Management and other fees, substantially all from related entities	624	635
General, administrative, selling and marketing	(3,631)	(3,159)
Depreciation and amortization	(3,769)	(3,694)
Operating income	4,440	4,655
Other expense	(5,837)	(4,536)
(Loss) income before provision for income taxes	(1,397)	119
Provision for income taxes	37	373
Net loss	$ (1,434)	$ (254)

Puerto Rican Operating Real Estate Balance Sheet:	As of December 31, 2008	As of December 31, 2007
ASSETS		
Investments in real estate	$ 48,042	$ 50,601
Cash and cash equivalents	6,825	5,120
Restricted cash and escrow deposits	10,434	10,771
Investments in unconsolidated real estate entities	6,819	13,583
Deferred charges and other assets, net of amortization	19,632	21,683
Total Assets	$ 91,752	$ 101,758
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Non-recourse debt	$ 86,170	$ 87,707
Recourse debt	5,215	6,455
Other liabilities	5,291	5,402
Accrued income tax liability-current	(1)	3
Total Liabilities	96,675	99,567
Total Shareholders' Equity	(4,923)	2,191
Total Liabilities and Shareholders' Equity	$ 91,752	$ 101,758

Land Development

The Land Development Operation involves community development and homebuilding services in the U.S. and Puerto Rico. The Operations are managed through American Land Development, Inc. ("ALD") and Land Development Associates, S.E. ("LDA"). ALD and its subsidiary comprise the U.S. Land Development operations and own and develop our land holdings in St. Charles, Maryland. St. Charles is a 9,000 acre planned community consisting of residential, commercial, recreational and open space land. We also remain open to construction and acquisition of additional properties that will add value to our existing investment assets. ALD also had a 50% interest in a land development joint venture formed to develop land for an active adult community in St. Charles until we sold our interest in the venture in November 2008. In October 2008, the Company entered into an agreement with Surrey Homes, LLC to contribute $2,000,000 over the next year in exchange for a 50% ownership interest of the Series A Units. Surrey Homes was created to be a lot option, low overhead homebuilder servicing communities in central Florida.

Revenues from Lennar include residential land sales as well as certain management fees. Total revenues from Lennar within our U.S. Land Development Operation were $12,438,000 for the year ended December 31, 2008 which represents 84% of the Operation's revenue and 15% of our total year-to-date consolidated revenue. No other customers accounted for more than 10% of our consolidated revenue for the year ended December 31, 2008.

U.S. Land Development Operations:	For the years ended December 31, 2008	December 31, 2007
Operating revenues		
Community development - land sales	$ 14,726	$ 14,486
Management and other fees, substantially all from related entities	-	142
Total revenues	14,726	14,628
Operating expenses		
Cost of land sales	9,572	11,169
General, administrative, selling and marketing	3,558	2,734
Depreciation and amortization	5	5
Total expenses	13,135	13,908
Operating income	1,591	720
Other expense	(2,584)	(2,056)
(Loss) income before benefit for income taxes	(993)	(1,336)
Benefit for income taxes	(406)	(654)
Net loss	$ (587)	$ (682)

U.S. Land Development Balance Sheet:	As of December 31, 2008	As of December 31, 2007
ASSETS		
Investments in real estate	$ 81,821	$ 64,236
Cash and cash equivalents	10,140	7,416
Restricted cash and escrow deposits	2,399	1,087
Deferred tax assets	19,151	18,493
Deferred charges and other assets, net of amortization	(37,176)	(22,178)
Total Assets	$ 76,335	$ 69,054
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Non-recourse debt	$ -	$ -
Recourse debt	37,542	27,556
Other liabilities	13,383	17,331
Accrued income tax liability-current	15,803	15,013
Total Liabilities	66,728	59,900
Total Shareholders' Equity	9,607	9,154
Total Liabilities and Shareholders' Equity	$ 76,335	$ 69,054

Puerto Rican Land Development operations hold our community development assets in Puerto Rico, consisting of two planned communities, owned by LDA. The first planned community, Parque Escorial, is currently under development and consists of residential, commercial and recreation land similar to our U.S. operations but on a smaller scale. Our second planned community, Parque El Commandante is currently in the planning stages. Our homebuilding operation builds condominiums for sale on land located in its planned communities. Each homebuilding project is organized into separate entities, all wholly owned by IGP and LDA. LDA also retained a limited partner interest in two commercial buildings in Parque Escorial opened in 2001 and 2005 which were built on land contributed by LDA.

Puerto Rican Land Development Operations:	For the years ended December 31, 2008	December 31, 2007
Operating revenues		
Homebuilding – home sales	$ 3,730	$ 7,580
Operating expenses		
Cost of home sales	2,898	5,549
General, administrative, selling and marketing	341	503
Impairment charges	6,200	-
Total expenses	9,439	6,052
Operating (loss) income	(5,709)	1,528
Other income	698	1,085
(Loss) income before provision for income taxes	(5,011)	2,613
Provision for income taxes	-	-
Net income	$ (5,011)	$ 2,613

Puerto Rican Land Development Balance Sheet:	As of December 31, 2008	As of December 31, 2007
ASSETS		
Investments in real estate	$ 20,310	$ 25,741
Cash and cash equivalents	61	236
Restricted cash and escrow deposits	3	6
Investments in unconsolidated real estate entities	14,234	15,983
Deferred charges and other assets, net of amortization	(1,556)	(1,498)
Total Assets	$ 33,052	$ 40,468
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Recourse debt	$ 4,327	$ 1,725
Accounts payable and accrued liabilities	9,348	10,915
Total Liabilities	13,675	12,640
Total Shareholders' Equity	19,377	27,828
Total Liabilities and Shareholders' Equity	$ 33,052	$ 40,468

Corporate

The Company's Corporate segment consists of the general and administrative expenses necessary to operate as a public company. These costs have not been allocated to the apartment rental and land development divisions.

The following tables reconcile the segment reporting to the financial statements.

For the year ended December 31, 2008:

	Revenues	Expenses	Operating Income	Other Income/ (Expense)	Income Before Provision (Benefit) for Income Taxes	Provision (Benefit) for Income Taxes	Net Income (Loss)
Operating Real Estate							
U.S.	$ 40,164	$ 27,460	$ 12,704	$ (10,405)	$ 2,299	$ 1,624	$ 675
P.R.	24,321	19,881	4,440	(5,837)	(1,397)	37	(1,434)
Total Operating Real Estate	64,485	47,341	17,144	(16,242)	902	1,661	(759)
Land Development							
U.S.	14,726	13,135	1,591	(2,584)	(993)	(406)	(587)
P.R.	3,730	9,439	(5,709)	698	(5,011)	-	(5,011)
Total Land Development	18,456	22,574	(4,118)	(1,886)	(6,004)	(406)	(5,598)
Corporate	-	6,941	(6,941)	(574)	(7,515)	(413)	(7,102)
Intersegment	(27)	(1,298)	1,271	843	2,114	11	2,103
	$ 82,914	$ 75,558	$ 7,356	$ (17,859)	$ (10,503)	$ 853	$ (11,356)

For the year ended December 31, 2007:

	Revenues	Expenses	Operating Income	Other Income/ (Expense)	Income Before Provision (Benefit) for Income Taxes	Provision (Benefit) for Income Taxes	Net Income (Loss)
Operating Real Estate							
U.S.	$ 39,250	$ 27,719	$ 11,531	$ (9,998)	$ 1,533	$ (463)	$ 1,996
P.R.	23,948	19,293	4,655	(4,536)	119	373	(254)
Total Operating Real Estate	63,198	47,012	16,186	(14,534)	1,652	(90)	1,742
Land Development							
U.S.	14,628	13,908	720	(2,056)	(1,336)	(654)	(682)
P.R.	7,580	6,052	1,528	1,085	2,613	-	2,613
Total Land Development	22,208	19,960	2,248	(971)	1,277	(654)	1,931
Corporate	-	3,712	(3,712)	2,122	(1,590)	453	(2,043)
Intersegment	(30)	(1,390)	1,360	(3,547)	(2,187)	(16)	(2,171)
	$ 85,376	$ 69,294	$ 16,082	$ (16,930)	$ (848)	$ (307)	$ (541)

As of December 31, 2008:

	Investment in Real Estate	Total Assets	Recourse Debt	Non-recourse Debt	Total Liabilities
Operating Real Estate					
U.S.	$ 110,412	$ 187,246	$ 257	$ 189,950	$ 196,931
P.R.	48,042	91,752	5,215	86,170	96,675
Total Operating Real Estate	158,454	278,998	5,472	276,120	293,606
Land Development					
U.S.	81,821	76,335	37,542	-	66,728
P.R.	20,310	33,052	4,327	-	13,675
Total Land Development	102,131	109,387	41,869	-	80,403
Corporate	-	12,663	-	-	-
Intersegment	(1,282)	(45,855)	(7,925)	-	(20,157)
	$ 259,303	$ 355,193	$ 39,416	$ 276,120	$ 353,852

NOTES

ACPT

American Community Properties Trust

Executive Offices

222 Smallwood Village Center
St. Charles, Maryland 20602
(301) 843-8600
www.acptrust.com